   As filed with the Securities and Exchange Commission on November 3, 1995.
                                                  Registration No. 33-________
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ------------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                          WEBSTER FINANCIAL CORPORATION
       (Exact name of Registrant as specified in its governing instrument)

        Delaware                                        06-1187536
(State of Incorporation)                   (I.R.S. Employer Identification No.)
                          ------------------------
                                  Webster Plaza
                                 145 Bank Street
                           Waterbury, Connecticut 06702
                                 (203) 753-2921
(Address, including zip code and telephone number, including area code, of Registrant's principal executive offices)

                          ------------------------
                                 John V. Brennan
                            Executive Vice President
                                  Webster Plaza
                                 145 Bank Street
                          Waterbury, Connecticut 06702
                                 (203) 753-2921
(Name and address, including zip code, and telephone number, including area code, of Agent for Service)

                            ------------------------
                          Copies of communications to:

  Charles E. Allen, Esq.                               Kenneth T. Cote, Esq.
  Hogan & Hartson L.L.P.                                   Brown & Wood
555 Thirteenth Street, N.W.                            One World Trade Center
 Washington, D.C. 20004                                New York, New York 10048
    (202) 637-5600                                         (212) 839-5300
                             ------------------------
Approximate date of commencement of the proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number the earlier effective statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------------------------------------------------------
                                                               Proposed              Proposed Maximum
     Title of Shares to             Amount to be           Maximum Offering         Aggregate Offering            Amount of
        be Registered                Registered            Price Per Share*               Price*              Registration Fee*
-------------------------------------------------------------------------------------------------------------------------------
      Common Stock, Par           1,265,000 shares      $        25.8125         $      32,652,813         $        11,260
    Value $0.01 per share
-------------------------------------------------------------------------------------------------------------------------------

* Estimated as of October 31, 1995 solely for purposes of calculating the registration fee pursuant to Rule 457(c).

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

                              SUBJECT TO COMPLETION
                  PRELIMINARY PROSPECTUS DATED NOVEMBER 3, 1995

PROSPECTUS

                                1,100,000 Shares

                                Webster Financial
                                            CORPORATION

                                  Common Stock

         All 1,100,000 shares of common stock, par value $.01 per share (the "Common Stock"), offered hereby (the "Offering") are being sold by Webster Financial Corporation ("Webster"). The Common Stock is quoted on the Nasdaq National Market ("NASDAQ") under the symbol "WBST." On November 1, 1995, the last reported sale price of the Common Stock on NASDAQ was $26.25 per share.

         See  "RISK  FACTORS"  at  page  10  of  this   Prospectus  for  certain
considerations relevant to an investment in the Common Stock.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION ("SEC"), ANY STATE SECURITIES COMMISSION, THE OFFICE OF
      THRIFT SUPERVISION ("OTS"), THE FEDERAL DEPOSIT INSURANCE CORPORATION ("FDIC") OR THE CONNECTICUT COMMISSIONER OF BANKING ("COMMISSIONER"),
       NOR HAS THE SEC, ANY STATE SECURITIES COMMISSION, THE OTS, THE FDIC
            OR THE COMMISSIONER PASSED UPON THE ACCURACY OR ADEQUACY
                  OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.

       THE SHARES OF COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS,
         DEPOSITS OR OTHER OBLIGATIONS OF A BANK OR SAVINGS ASSOCIATION,
            AND ARE NOT INSURED BY THE FDIC, THE BANK INSURANCE FUND,
                  THE SAVINGS ASSOCIATION INSURANCE FUND OR ANY
                           OTHER GOVERNMENTAL AGENCY.



==============================================================================
               Price to Public        Underwriting       Proceeds to
                                      Discounts (1)      Webster (2)
------------------------------------------------------------------------------
Per Share  ..        $                    $                  $
------------------------------------------------------------------------------
Total (3)  ..      $                   $                 $
==============================================================================

(1) Webster has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "UNDERWRITING."
(2)  Before deducting expenses payable by Webster estimated at $              .
(3) Webster has granted the Underwriters an option to purchase up to an additional 165,000 shares of Common Stock to cover overallotments, if any. If all of such shares are purchased, the total Price to Public, Underwriting Discount and Proceeds to Webster will be increased to $ , $ and $ , respectively. See "UNDERWRITING."

                              --------------------

         The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York on or about , 199 .

                              ---------------------

                               Merrill Lynch & Co.

                             ----------------------

                     The date of this Prospectus is     , 199 .

Information   contained  herein  is  subject  to  completion  or  amendment.   A
registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy to be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                                (See Appendix A)



--------------------------------------------------------------------------------

County                    Banking Offices     Deposit Market Share         Rank
------                    ---------------     --------------------         ----

New Haven                       28                   12%                     4

Hartford                        28                    8%                     2

Total Banking Offices -
         Statewide              63                    6%                     3

--------------------------------------------------------------------------------

         IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF WEBSTER AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

         IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF WEBSTER ON NASDAQ IN ACCORDANCE WITH RULE 10b-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                              AVAILABLE INFORMATION

         Webster is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder, and in accordance therewith files reports, proxy or information statements and other information with the SEC. Such reports, statements and other information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its regional offices at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained at prescribed rates from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. This Prospectus does not contain all the information set forth in the Registration Statement which Webster has filed with the SEC under the Securities Act of 1933, as amended (the "Securities Act"), of which this Prospectus is a part, and to which reference is hereby made for further information with respect to Webster and the Common Stock.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed by Webster with the SEC (File No. 0-15213) under the Exchange Act are hereby incorporated in this Prospectus by reference: (i) Webster's Annual Report on Form 10-K for the year ended December 31, 1994; (ii) Webster's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995, June 30, 1995 and September 30, 1995; and (iii) Webster's Current Reports on Form 8-K dated March 1, 1995, June 20, 1995, October 10, 1995 and November 1, 1995, and on Form 8-K/A dated July 27, 1995 and October 18, 1995.

         All documents filed by Webster pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this Prospectus.

         In lieu of incorporating by reference the description of the Common Stock which is contained in a registration statement filed by Webster under the Exchange Act, such description is included in this Prospectus. See "DESCRIPTION OF CAPITAL STOCK."

         Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         Webster will provide without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents incorporated herein by reference and not delivered herewith (other than exhibits to such documents which are not specifically incorporated by reference into the text of such documents). Requests for such documents should be directed to: Lee A. Gagnon, Executive Vice President, Chief Operating Officer and Secretary, Webster Financial Corporation, Webster Plaza, 145 Bank Street, Waterbury, Connecticut 06702; telephone (203) 753-2921.

                               PROSPECTUS SUMMARY

         This summary is qualified in its entirety by the detailed information, definitions and financial statements appearing elsewhere herein or incorporated herein by reference. Capitalized terms used in this Prospectus Summary which have not been defined in the foregoing text are defined in the more detailed information presented hereinafter. Unless otherwise indicated or the context otherwise requires, all references herein to Webster include its wholly owned subsidiary, Webster Bank, and subsidiaries of Webster Bank. Similarly, all references herein to Webster or Webster Bank give effect retroactively to the following transactions, which occurred in the following sequence on November 1, 1995: (i) the conversion of Webster's wholly owned subsidiary, Bristol Savings Bank ("Bristol"), from a Connecticut chartered savings bank to a federally chartered savings bank, (ii) the concurrent renaming of Bristol as "Webster Bank," (iii) the merger of Webster's wholly owned subsidiary, First Federal Bank, a federal savings bank ("First Federal"), into Webster Bank, with Webster Bank as the surviving savings bank, (iv) the acquisition of Shelton Bancorp, Inc. ("Shelton") through a merger of Webster Acquisition Corp., a wholly owned subsidiary of Webster formed for such purpose, into Shelton, with Shelton as the surviving corporation , (v) the merger of Shelton into Webster, with Webster as the surviving corporation, and (vi) the merger of Shelton Savings Bank ("Shelton Bank"), a wholly owned subsidiary of Shelton, into Webster Bank, with Webster Bank as the surviving savings bank. The Shelton acquisition has been accounted for as a "pooling of interests," so that the assets, liabilities, shareholders' equity and operating results of Shelton for all periods prior to the acquisition are reflected retroactively in Webster's historical financial information included elsewhere in this Prospectus.

Webster

         Webster, headquartered in Waterbury, Connecticut, is the holding company of Webster Bank. Webster Bank is engaged in consumer, commercial and mortgage banking in Connecticut. Webster Bank attracts deposits from retail and business customers and obtains additional funds through Federal Home Loan Bank ("FHL Bank") advances and other borrowings. Webster Bank invests its funds in residential first mortgage loans, commercial and industrial loans, commercial real estate loans, home equity loans, consumer installment loans and securities. Webster Bank currently serves customers from 45 banking offices located in New Haven, Fairfield, Litchfield and Hartford Counties in Connecticut. In the Shawmut Transaction (as summarized below), Webster Bank will acquire 20 banking offices in the greater Hartford, Connecticut banking market (the "Hartford Banking Market"), while exchanging two Webster Bank banking offices in Fairfield County as part of the consideration for the offices being acquired. As a result, Webster Bank will then have a total of 63 banking offices, extending from the Massachusetts border through central Connecticut to Long Island Sound. After giving effect to the Shawmut Transaction, Webster Bank will be the second largest independent bank in Connecticut and the largest Connecticut-based bank in the Hartford Banking Market, based on deposit market share. See "THE SHAWMUT TRANSACTION." In addition to significantly expanding Webster's franchise, the Shawmut Transaction will broaden Webster's assets and deposit base and will have an accretive effect on its net income per common share. See "PRO FORMA COMBINED FINANCIAL INFORMATION." Webster intends in the future to consider additional favorable acquisitions in Connecticut or other market areas generally adjacent to the communities served by Webster Bank.

         Webster has significantly increased its banking operations through five completed acquisitions: Suffield Bank ("Suffield") on September 6, 1991, First Constitution Bank ("First Constitution") on October 2, 1992, Bristol on March 3, 1994, Shoreline Bank & Trust Company ("Shoreline") on December 16, 1994, and Shelton on November 1, 1995 (collectively, the "Acquisitions"). These Acquisitions have extended Webster's banking operations into new markets and added 33 banking offices, $1.5 billion in deposits and approximately 160,000 customer accounts. The Suffield and First Constitution acquisitions involved substantial financial assistance from the FDIC. The Suffield, First Constitution and Bristol acquisitions were accounted for as "purchase" transactions. The Shoreline and Shelton acquisitions were accounted for as "pooling of interests" transactions. The Acquisitions have enabled Webster to broadly expand its assets and deposit base and to improve operating efficiency through the elimination of duplicative administrative, support and staff functions and the consolidation of redundant facilities. The Acquisitions have contributed positively to Webster's operating results. See "COMPLETED ACQUISITIONS" and "PROSPECTUS SUMMARY -- Summary Consolidated Financial Data."

         Webster is continuing to expand its banking activities, particularly commercial and consumer banking. These types of banking activities involve higher net interest margins and fees than those generally available from residential first mortgage lending. This expansion has necessitated the addition of experienced commercial and consumer banking officers, support personnel and related systems. The costs of this infrastructure have resulted in higher overhead expenses in recent years, partially offsetting the greater revenues available from commercial and consumer banking. The Shawmut Transaction will enable Webster to further expand its commercial and consumer banking activities without a proportionate increase in overhead expenses.

         At September 30, 1995, Webster had consolidated total assets of $3.3 billion, total deposits of $2.4 billion and shareholders' equity of $172.6 million or 5.2% of total assets. For the nine months ended September 30, 1995, Webster had consolidated net income of $16.0 million, compared with net income of $14.0 million for the same period in 1994. On a pro forma combined basis at September 30, 1995 after giving effect to the Shawmut Transaction and the Offering, Webster would have had total assets of approximately $3.8 billion, total deposits of approximately $3.1 billion and shareholders' equity of approximately $200 million or 5.16% of total assets. See "PRO FORMA COMBINED FINANCIAL INFORMATION."

         Webster, as a holding company, and its subsidiary Webster Bank, are subject to comprehensive regulation, supervision and examination by the OTS, as the primary federal regulator of Webster Bank. Webster Bank's deposits are federally insured by the Bank Insurance Fund ("BIF") of the FDIC, which also has significant regulatory authority over Webster Bank. As of September 30, 1995, approximately 63% of Webster Bank's deposits were assessed premiums at BIF rates and approximately 37% were assessed premiums at Savings Association Insurance Fund ("SAIF") rates. After giving effect to the Shawmut Transaction, approximately 71% of Webster Bank's deposits will be assessed premiums at BIF rates and approximately 29% at SAIF rates. As of September 30, 1995, Webster Bank met all regulatory capital requirements for a "well-capitalized" bank, with ratios of Tier 1 capital to adjusted total assets, Tier 1 capital to risk-weighted assets, and total capital to risk-weighted assets of 5.60%, 11.68%, and 12.80%, respectively. Webster Bank expects to continue to meet all regulatory capital requirements for a "well-capitalized" bank following consummation of the Shawmut Transaction. See "USE OF PROCEEDS" and "CAPITAL RATIOS."

Shelton Acquisition

         On November 1, 1995, Webster completed a stock for stock, tax free acquisition of Shelton, the holding company of Shelton Bank, a state-chartered savings bank headquartered in Shelton, Connecticut. Shelton Bank was concurrently merged into Webster Bank. Shelton Bank had six banking offices located in Ansonia, Bethany, Oxford and Shelton, which are located in eastern Fairfield County and southwestern New Haven County, communities which are contiguous to Webster Bank's market areas. As of September 30, 1995, Shelton had consolidated total assets of $298 million, total deposits of $273 million and shareholders' equity of $21 million or 7.0% of total assets. For the nine months ended September 30, 1995, Shelton had consolidated net income of $1.6 million, compared with $1.6 million for the same period in 1994. The Shelton acquisition has been accounted for as a "pooling of interests." Webster issued 1,293,056 shares of its Common Stock to the shareholders of Shelton in the acquisition, based on a .92 fixed exchange rate. An additional 44,561 shares of Common Stock are issuable by Webster at an average exercise price of $13.22 per share pursuant to options previously granted by Shelton to its directors, officers and employees. See "COMPLETED ACQUISITIONS."

The Shawmut Transaction

         On October 1, 1995, Webster Bank entered into a Purchase and Assumption Agreement (the "Shawmut Agreement") with Shawmut Bank Connecticut, National Association ("Shawmut"), as part of the Fleet/Shawmut Divestiture, to acquire 20 Shawmut branch banking offices in the Hartford Banking Market, including deposits and loans at or allocated to such offices (the "Shawmut Transaction"). The Shawmut Transaction is expected to be consummated in early 1996, subject to prior completion of the Offering, OTS regulatory approval and other closing conditions. References herein to the Shawmut Transaction include certain related actions reflected in the pro forma adjustments shown in the footnotes to the Pro Forma Combined Statement of Condition contained elsewhere in this Prospectus.

         Upon consummation of the Shawmut Transaction, Webster Bank will acquire 20 Shawmut Branches in the Hartford Banking Market, including deposits and loans at or allocated to the Shawmut Branches. See "MAP." Webster Bank will be acquiring savings and money market deposit accounts, NOW and checking accounts, business checking and deposit accounts and consumer time deposits. The loans to be acquired will consist of residential first mortgage loans, commercial real estate loans, commercial and industrial loans, home equity loans, and consumer installment loans.

         The Shawmut Transaction will enhance Webster Bank's ability to provide a broad line of deposit and cash management services. The Shawmut Transaction is estimated to increase the percentage of savings and money market deposit accounts from 25% to 27% of total deposits, NOW and checking accounts from 11% to 13% of total deposits, and business checking and deposit accounts from 1% to 4% of total deposits. While consumer time deposits are also estimated to increase in dollar amount, such deposits as a percentage of total deposits are estimated to decrease from approximately 63% to 56%.

         The Shawmut Transaction will expand Webster Bank's lending capacity and increase its emphasis on commercial and industrial loans and commercial real estate loans to small and medium sized businesses. The Shawmut Transaction will enhance Webster Bank's ability to provide a full range of loan services for commercial banking customers with credit needs up to $10 million. The Shawmut Transaction is estimated to increase Webster Bank's loan portfolio from $2.0 billion to $2.6 billion. The percentage of commercial loans in Webster Bank's loan portfolio is estimated to increase from approximately 15% to 19%. The percentage of residential first mortgage loans is estimated to decrease from approximately 77% to 73% of Webster Bank's loan portfolio. The percentage of consumer loans, including home equity loans, is estimated to remain at approximately 8% of Webster Bank's loan portfolio.

         The following table presents certain Webster pro forma combined financial information after combining the historical balance sheet of Webster (including Shelton) with the Shawmut assets to be acquired and liabilities to be assumed as if the Shawmut Transaction and the Offering had occurred on September 30, 1995 (dollars in thousands):

                                                    At September 30, 1995
                                                    ---------------------
                                                                    Pro Forma
                                                 Webster             Combined
                                                 -------             --------
  Total interest-earning assets ..........     $3,177,319           $3,595,319
  Total interest-bearing liabilities .....     $3,115,342           $3,574,342
  Weighted average interest rates:
     Total interest-earning assets .....           7.50%                7.74%
     Total interest-bearing liabilities            4.60%                4.07%
     Interest rate spread ..............           2.90%                3.67%

The assets being acquired and the liabilities being assumed in the Shawmut Transaction will be the amounts outstanding at the date of consummation of the Shawmut Transaction. The amounts and weighted average interest rates will change from the September 30, 1995 amounts and weighted average interest rates shown above due to interest-rate repricing, principal repayments and prepayments and other changes in balances of the assets being acquired and the liabilities being assumed. See "PRO FORMA COMBINED FINANCIAL INFORMATION."

Use of Proceeds

         All of the net proceeds from the Offering will be contributed by Webster to Webster Bank in connection with the consummation of the Shawmut Transaction to increase Webster Bank's regulatory capital ratios, which would otherwise decrease as a result of Webster Bank's significant increase in size upon the consummation of the Shawmut Transaction. The contribution of the net proceeds from the Offering, together with an additional capital contribution by Webster of existing holding company funds, is expected to enable Webster Bank to continue to meet all capital ratios required for a "well-capitalized bank" following consummation of the Shawmut Transaction. See "RISK FACTORS -- Acquisition of Shawmut Branches," "USE OF PROCEEDS" and "CAPITAL RATIOS."

Market for Common Stock and Dividends

         The Common Stock is quoted on the NASDAQ under the symbol "WBST." On November 1, 1995 the last sale price of the Common Stock on NASDAQ was $26.25 per share. Webster's policy is to pay quarterly cash dividends on its Common Stock. Webster has paid consecutive quarterly cash dividends on the Common Stock since 1987. Current quarterly cash dividends on the Common Stock are $.16 per share. See "MARKET PRICES AND DIVIDENDS."

Risk Factors

         Special attention should be given to the factors discussed under "RISK FACTORS."

Summary Consolidated Financial Data

         The following tables summarize selected consolidated financial data of Webster that give effect to the acquisition of Shelton on a "pooling of interests" basis by retroactively combining historical Webster and Shelton data for all periods presented. The selected consolidated financial data at and for the years ended December 31, 1994, 1993, 1992, 1991 and 1990 were derived from Webster's consolidated financial statements, which have been restated to include Shelton. Selected consolidated financial data at and for the nine-month periods ended September 30, 1995 and 1994 of Webster are derived from consolidated financial statements of Webster, which have also been restated to include Shelton. In Webster's opinion, all adjustments, which consist of normal recurring accruals and the cumulative effect of a change in the method of accounting for income taxes, necessary for a fair presentation have been included. The operating data and significant statistical data for the nine months ended September 30, 1995 are not necessarily indicative of the results of operations that may be expected for the year ending December 31, 1995.

         The selected consolidated financial data should be read in conjunction with the following financial statements and related notes thereto included in or incorporated by reference in this Prospectus: (i) Webster's audited consolidated financial statements, as restated to include Shelton, at December 31, 1994 and 1993 and for the years ended December 31, 1994, 1993 and 1992; (ii) Webster's unaudited consolidated financial statements, as restated to include Shelton, at September 30, 1995 and for the nine-month periods ended September 30, 1995 and 1994; (iii) Webster's audited consolidated financial statements (excluding Shelton) at December 31, 1994 and 1993 and for the years ended December 31, 1994, 1993 and 1992; (iv) Webster's unaudited consolidated financial statements (excluding Shelton) at September 30, 1995 and for the nine-month periods ended September 30, 1995 and 1994; (v) Shelton's audited financial statements at June 30, 1995 and 1994 and for the years ended June 30, 1995, 1994 and 1993; and (vi) Shelton's unaudited financial statements at September 30, 1995 and for the three-month periods ended September 30, 1995 and 1994. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

         The pro forma combined financial condition and other data at September 30, 1995 give effect to the Offering and the Shawmut Transaction, which is to be accounted for as a "purchase" transaction, and to certain related actions reflected in the pro forma adjustments shown in the footnotes to the Pro Forma Combined Statement of Condition. All pro forma combined data are unaudited. See "PRO FORMA COMBINED FINANCIAL INFORMATION."


Selected Consolidated Financial Data

Financial Condition             Pro Forma
 and Other Data                 Combined At      At
  (Dollars in Thousands)        September 30, September 30,                     At December 31,
                                                            ----------------------------------------------------
                                    1995        1995        1994        1993        1992        1991        1990
                                    ----        ----        ----        ----        ----        ----        ----

Total assets...................  $3,823,932 $3,332,932  $3,053,851   $2,483,403  $2,367,722  $1,173,489  $  934,823
Loans receivable, net..........   2,490,542  1,872,542   1,869,216   1,467,935   1,522,168      701,478     682,417
Mortgage-backed securities.....     742,722    942,722     631,718     518,435     346,719      235,114     113,204
Securities.....................     170,593    170,593     174,130     151,329      91,604       97,326      55,551
Segregated Assets, net.........     116,365    116,365     137,096     176,998     223,907           --          --
Core deposit intangible........      46,916      4,916       5,457      11,829      15,463        1,402          --
Deposits.......................   3,108,068  2,431,068   2,432,984   1,966,574   1,995,079      990,054     732,511
FHL Bank advances and other
   borrowings..................     455,509    675,509     414,375     312,152     193,864       73,772     101,791
Shareholders' equity...........     199,613    172,613     156,807     126,273     129,195(a)    83,067      81,021
Number of banking offices......          63         45          45          39          39           23          18


Operating Data                     At or for the Nine Months
 (Dollars in Thousands)               Ended September 30,             At or for the Year Ended December 31,
                                      -------------------   -----------------------------------------------
                                       1995       1994          1994        1993       1992       1991       1990
                                       ----       ----          ----        ----       ----       ----       ----

Interest income................      $161,790  $139,618     $   190,820  $ 154,589  $ 111,021  $  90,901  $  88,319
Interest expense...............       96,194     71,093          98,464     80,803     61,205     60,015     62,264
                                     -------    -------     -----------  ---------  ---------  ---------  ---------
Net interest income............       65,596     68,525          92,356     73,786     49,816     30,886     26,055
Provision for loan losses......        1,395      2,185           3,155      4,597      5,574      4,285     10,379
Noninterest income.............       15,357     11,300          13,629     10,703      8,407      5,150      4,027
Noninterest expenses:
   Core deposit intangible writedown      --         --           5,000         --         --         --         --
   Foreclosed property expenses, net   3,392      5,379           6,949      5,085      6,135      5,089        734
   Other noninterest expenses..       52,698     50,056          67,346     49,912     33,018     20,550     18,340
                                     -------    -------     -----------  ---------  ---------  ---------  ---------
     Total noninterest expenses       56,090     55,435          79,295     54,997     39,153     25,639     19,074
                                     -------    -------     -----------  ---------  ---------  ---------  ---------
Income before income taxes.....       23,468     22,205          23,535     24,895     13,496      6,112        629
Income taxes...................        7,439      8,159           4,850     10,595      7,083      2,774      2,341
                                     -------    -------     -----------  ---------  ---------  ---------  ---------
Net income (loss) before cumulative
   change .....................       16,029     14,046          18,685     14,300      6,413      3,338     (1,712)
Cumulative change (b)..........           --         --              --      4,575         --         --         --
                                     -------    -------     -----------  ---------  ---------  ---------  ---------
Net income (loss)..............       16,029     14,046          18,685     18,875      6,413      3,338     (1,712)
Preferred stock dividends......          972      1,406           1,716      2,653        581         --         --
                                     -------    -------     -----------  ---------  ---------  ---------  ---------
Net income (loss) available to
   common  shareholders........      $15,057    $12,640       $  16,969  $  16,222  $   5,832  $   3,338  $  (1,712)
                                     =======    =======       =========  =========  =========  =========  =========

Loan originations during period     $287,475   $641,419       $ 745,618  $ 390,337  $ 283,926  $ 133,418  $ 118,301
Net increase (decrease) in deposits    1,916    457,610         466,410    (28,505) 1,005,025    157,543     59,485
Loans serviced for others......      937,066    948,253         949,337    357,699    409,190    183,273    188,565
Capitalized mortgage loan servicing
   rights......................        3,815      4,601           4,427      1,337      2,008         20         --









See footnotes on the following page.

                                      - 8 -

Significant Statistical Data        At or for the Nine Months
                                       Ended September 30,            At or for the Year Ended December 31,
                                     ----------------------------     -------------------------------------
                                       1995         1994           1994      1993      1992      1991      1990
                                     --------     --------       --------  --------  --------  --------  ------

For The Period:
Net income (loss) per common share (c):
   Primary.......................      $2.19       $2.08           $2.69    $2.25 (b) $1.18     $0.68    ($0.33)
   Fully Diluted.................      $2.04       $1.87           $2.44    $2.04 (b) $1.16     $0.68    ($0.33)
Cash dividends paid per common
  share (c)......................      $0.48       $0.35           $0.52    $0.50     $0.48     $0.48     $0.48
Return on average assets ........       0.69%       0.64%           0.67%    0.60%(b)  0.43%     0.32%    (0.19%)
Return on average shareholders'
  equity.........................      12.75%      12.74%          12.55%   11.11%(b)  6.87%     4.06%    (1.98%)
Average shareholders' equity to average
  assets.........................       5.39%       4.99%           5.37%    5.39%     6.29%     7.94%     9.38%
Interest rate spread.............       2.83%       3.24%           3.29%    3.13%     3.32%     2.81%     2.35%
Net interest margin..............       2.96%       3.29%           3.34%    3.23%     3.50%     3.14%     2.94%
Noninterest expenses to average assets  2.40%       2.51%           2.86%    2.30%     2.64%     2.45     %2.03%

Noninterest expenses (excluding foreclosed property expenses and provisions) to

  average assets.................       2.26%       2.27%           2.61%    2.09%     2.23%     1.95%     1.95%
Ratio of earnings to fixed charges      1.92x       2.27x           1.93x    2.50x     2.85x     1.90x     1.06x

                                    Pro Forma
                                   Combined At      At
                                   September 30, September 30,
At End of Period:                      1995        1995
                                      ------      -----

Book value per common share  (c).     $23.09      $22.86          $20.59   $19.90    $21.29    $16.88    $16.47
Tangible book value per common share  $17.16      $22.14          $19.78   $17.58    $18.13    $16.60    $16.47
Common shares outstanding
  (000's) (c)....................      7,900       6,800           6,780    5,088     4,895     4,920     4,918
Shareholders' equity to total assets    5.22%       5.18%           5.13%    5.08%     5.46%     7.08%     8.67%
Nonaccrual assets to total assets       1.51%       1.73%           2.10%    2.41%     2.83%     2.83%     2.75%
Allowance for loan losses to nonaccrual
  loans..........................     126.15%     112.94%         134.04%  135.79%   108.71%    77.15%    79.20%
Allowances for nonaccrual assets
  to nonaccrual assets...........      84.60%      75.94%          77.01%   77.32%    76.95%    36.07%    32.18%

--------------------------------

(a)  Includes $18.25 million of the $30 million of Series A cumulative perpetual preferred stock ("Series A Stock") issued by Webster to the FDIC on October
     6, 1995 in  connection  with the  First  Constitution  acquisition.  $11.75 million of the Series A Stock was redeemed on December  29,  1992,  and the remaining $18.5 million was redeemed on June 29, 1993.

(b) Before cumulative change in the method of accounting for income taxes adopted by Webster and Shelton in 1993 in accordance with Financial
     Accounting Standards Bulletin No. 109. After such cumulative change, (i) net income per common share for 1993 was $3.13 on a primary basis and $2.73 on a fully diluted basis and (ii) return on average shareholders' equity for 1993 was 14.66%.

(c) All per share data and the number of outstanding shares of Common Stock have been adjusted retroactively to give effect to stock dividends paid by Webster and Shelton.

                                  RISK FACTORS

Legislative and General Regulatory Developments

         General. Webster is subject to various regulatory restrictions as a holding company, imposed primarily by the OTS and the Commissioner. Webster Bank is subject to extensive regulation by the OTS as its primary federal regulator and also to regulation as to certain matters by the FDIC. The OTS and FDIC have adopted numerous regulations and undertaken other regulatory initiatives, and further regulations and initiatives may occur. Future legislation or regulatory developments could have an adverse effect on Webster or Webster Bank.

         Regulatory Capital. Current regulatory capital requirements for OTS-regulated savings banks include a Tier 1 leverage or a core capital to adjusted total assets ratio and a risk-based capital ratio in which assets are weighted based upon their inherent risk. An interest-rate risk component was added to the risk-based capital requirement by the OTS in 1994, the implementation of which has been postponed indefinitely. Under the OTS regulation, an institution is considered to have excess interest-rate risk if, based upon a 200 basis point change in market interest rates, the market value of a bank's capital changes by more than 2%. This requirement is not expected to have a material effect on Webster Bank's ability to meet the risk-based capital requirement. The FDIC also issued new capital regulations, which became effective September 1, 1995, pursuant to which the FDIC will include an assessment of the exposure to declines in the economic value of a bank's capital due to changes in interest rates in its evaluation of a bank's capital adequacy. There can be no assurance that Webster Bank will be able to satisfy such capital requirements in the future or any additional capital requirements that may be imposed.

         At September 30, 1995, Webster Bank had a Tier 1 capital to adjusted total assets ratio of 5.60%, a Tier 1 capital to risk-weighted assets ratio of 11.68% and a total capital to risk-weighted assets ratio of 12.80%, thereby meeting all applicable regulatory capital ratios required for classification as a "well-capitalized" bank for federal deposit insurance assessment rate purposes. Following consummation of the Shawmut Transaction, Webster Bank expects that its capital ratios will continue to meet all applicable regulatory capital ratios required for classification as a "well-capitalized" bank. See "CAPITAL RATIOS." There can be no assurance that Webster Bank in the future will continue to meet such capital ratios.

         Deposit Insurance Premiums. Webster Bank is a BIF member institution with approximately 63% of its deposits assessed premiums at BIF rates. The remaining approximately 37% of Webster Bank's deposits are assessed premiums at SAIF rates. After giving effect to the Shawmut Transaction, approximately 71% of Webster Bank's deposits are expected to be assessed premiums at BIF rates and approximately 29% at SAIF rates.

         Deposit insurance premiums to both the BIF and the SAIF were identical when both funds were created in 1989, with an eight cent differential between the premiums paid by well-capitalized institutions and the premiums paid by under-capitalized institutions (23 cents to 31 cents per $100 of assessable deposits). Such premiums were set to facilitate each fund achieving its designated reserve ratios. As each fund achieves its designated reserve ratio, however, the FDIC has the authority to lower the premium assessments for that fund to a rate that would be sufficient to maintain the designated reserve ratio. In August 1995, the FDIC determined that the BIF had achieved its designated reserve ratio and approved lower BIF premium rates for deposit insurance by the BIF for all but the riskiest institutions. Under the new BIF deposit insurance premium schedule, deposit insurance premiums range from a low of four cents per $100 of assessable deposits for well-capitalized institutions to 31 cents per $100 of assessable deposits for under-capitalized institutions. Because the SAIF remains significantly below its designated reserve ratio, insurance premiums for assessable SAIF deposits were not reduced by this recent FDIC action. As a "well-capitalized" bank, it is anticipated that Webster Bank will pay insurance premiums to the BIF of four cents per $100 of assessable BIF deposits. Webster Bank also expects to pay insurance premiums to the SAIF of 23 cents per $100 of assessable SAIF deposits.

         The current financial condition of the SAIF has resulted in the introduction of various legislation in both the United States Senate ("Senate") and the United States House of Representatives ("House") to recapitalize the SAIF and then to merge the SAIF into the BIF. Both the Senate and the House legislation, as currently proposed, would generally impose a special one-time assessment of approximately 85 cents to 90 cents per $100 of assessable SAIF deposits, which would apply retroactively to approximately $900 million of assessable SAIF deposits at Webster Bank. After the special assessment, it is proposed that SAIF premium rates would then become the same as

BIF rates until the funds are merged. Webster is unable to predict whether this legislation will be enacted or the amount or applicable retroactive date of any one-time assessment or the rates that would then apply to assessable SAIF deposits.

Elimination of Federal Savings Association Charter

         Legislation has been introduced in the House that would eliminate the federal savings association charter by January 1, 1998. If such legislation is enacted, Webster Bank would be required to convert its federal savings bank charter to either a national bank charter or to a state depository institution charter. Pending legislation also may result in Webster becoming regulated at the holding company level by the Board of Governors of the Federal Reserve System ("Federal Reserve") rather than by the OTS. Regulation by the Federal Reserve could subject Webster to capital requirements that are not currently applicable to Webster as a holding company under OTS regulation and may result in statutory limitations on the type of business activities in which Webster may engage at the holding company level, which business activities currently are not restricted. The pending legislation may also provide relief as to recapture of the bad debt deduction that otherwise would be applicable if Webster Bank were unable to continue as a qualified savings institution for federal tax purposes. Webster is unable to predict whether such legislation will be enacted or, if enacted, whether it will contain relief as to bad debt deductions previously taken.

Sources of Funds for Cash Dividends

         The principal sources of funds for Webster's payments of cash dividends on the Common Stock and the Series B cumulative convertible preferred stock (the "Series B Stock") of Webster, as well as for the payment of principal and interest on Webster's $40 million principal amount of 8 3/4% Senior Notes due 2000 (the "Senior Notes"), are cash dividends from Webster Bank. At September 30, 1995, at the holding company level, Webster had liquid investments of $26 million, of which up to $20 million is expected to be contributed by Webster to Webster Bank in connection with the Shawmut Transaction. Webster Bank is subject to certain regulatory requirements that affect its ability to pay cash dividends to Webster. The Series B Stock ranks prior to the Common Stock as to payment of cash dividends. In addition, the Senior Notes contain certain covenants that affect Webster's ability to pay cash dividends on the Common Stock. See "DESCRIPTION OF CAPITAL STOCK," "MARKET PRICES AND DIVIDENDS" and "CAPITAL RATIOS."

Effect of Interest Rate Fluctuations

         Webster's consolidated results of operations depend to a large extent on the level of its net interest income, which is the difference between interest income from interest-earning assets (such as loans and investments) and interest expense on interest-bearing liabilities (such as deposits and borrowings). If interest-rate fluctuations cause its cost of funds to increase faster than the yield on its interest-bearing assets, net interest income will be reduced. Webster measures its interest-rate risk using simulation, price elasticity and gap analyses. The differences between an institution's interest-rate sensitive assets and its interest-rate sensitive liabilities at a point in time is its gap position. A negative gap indicates that cumulative interest-rate sensitive liabilities exceed cumulative interest-rate sensitive assets for that period. A positive gap indicates that cumulative interest-rate sensitive assets exceed cumulative interest-rate sensitive liabilities. Based on Webster's asset-liability mix at September 30, 1995, management believes Webster's one year gap position of positive 5.5% represents a reasonable amount of interest-rate risk at this point in time.

         While Webster uses various monitors of interest-rate risk, it is unable to predict future fluctuations in interest rates or the specific impact thereof. The market values of most of Webster's financial assets are sensitive to fluctuations in market interest rates. Fixed-rate investments, mortgage-backed securities and mortgage loans decline in value as interest rates rise. Although Webster's investment and mortgage-backed securities portfolios have grown in recent quarters, most of the growth has been in adjustable-rate securities or short-term securities with maturities of less than two years. Changes in interest rates also can affect the amount of loans originated by Webster, as well as the value of its loans and other interest-earning assets and its ability to realize gains on the sale of such assets and liabilities. The extent to which borrowers prepay loans also is affected by prevailing interest rates. When interest rates increase, borrowers are less likely to prepay their loans; whereas, when interest rates decrease, borrowers are more likely to prepay loans. Funds generated by prepayments may be invested at a lower rate. Prepayments may adversely affect the value of mortgage loans, the levels of such assets that are retained in the portfolio, net interest income and loan servicing income. Similarly, prepayments on mortgage-backed securities also may affect adversely the value of these securities and interest income. Increases in interest rates may cause depositors to shift funds from accounts that have a comparatively lower cost such as regular savings accounts to accounts with a higher cost such as certificates of deposit. If the cost of deposits increases at a rate that is greater than the increase in yields on interest-earning assets, the interest-rate spread is negatively affected. Changes in the asset and liability mix also affect the interest-rate spread.

Acquisition of Shawmut Branches

         The Shawmut Transaction will represent a further expansion of Webster's retail and commercial banking activities by adding 20 Shawmut Branches, including deposits and loans at or allocated to the Shawmut Branches. The Shawmut Transaction will increase the percentage of commercial loans in Webster Bank's loan portfolio. Commercial loans generally have a higher degree of risk and return compared to residential first mortgage loans. The Shawmut Transaction will impose increased challenges to Webster Bank in its integration of the retail and commercial banking operations of the 20 Shawmut Branches into the current Webster Bank structure, including the retention and expansion of deposit and lending relationships being acquired. Based upon its experience in the five completed Acquisitions, Webster Bank plans a smooth integration of the operations of the Shawmut Branches, although this cannot be assured.

         The purpose of the Offering is to obtain additional capital for contribution by Webster to Webster Bank in order for Webster Bank to continue to meet the regulatory capital ratios for a "well-capitalized" bank following the consummation of the Shawmut Transaction. Webster intends to consummate the Offering prior to consummating the Shawmut Transaction. Therefore, investors in the Common Stock in the Offering cannot be assured that the Shawmut Transaction will thereafter be consummated. However, Webster intends to consummate the Offering only after OTS approval has been obtained for the Shawmut Transaction and the Fleet/Shawmut Merger has been consummated. In the unlikely event that the Shawmut Transaction were not to close after the consummation of the Offering, Webster would initially use the net proceeds for investment purposes, and thereafter seek to use the net proceeds for general business purposes, including future acquisitions, none of which is pending. See "THE SHAWMUT TRANSACTION - Conditions to the Shawmut Transaction."

Economic Conditions

         Webster's business and financial condition are significantly affected by national and local economic conditions. Changes in economic conditions are neither predictable nor controllable and may have materially adverse consequences upon Webster even if other favorable events occur. Webster's business and financial condition are especially subject to changes in economic conditions prevailing in Connecticut where all of its banking offices are located.

                                     WEBSTER

         Webster, headquartered in Waterbury, Connecticut, is the holding company of Webster Bank. Webster Bank is engaged in consumer, commercial and mortgage banking in Connecticut. Webster Bank attracts deposits from retail and business customers and obtains additional funds through FHL Bank advances and other borrowings. Webster invests its funds in residential first mortgage loans, commercial and industrial loans, commercial real estate loans, home equity loans, consumer installment loans and securities. Webster Bank currently serves customers from 45 banking offices located in New Haven, Fairfield, Litchfield and Hartford Counties in Connecticut.

         At September 30, 1995, Webster had consolidated total assets of $3.3 billion, total deposits of $2.4 billion and shareholders' equity of $172.6 million or 5.2% of total assets. Residential first mortgage, commercial and consumer loans comprised 82%, 9% and 9%, respectively, of Webster's net loans receivable of $1.9 billion at September 30, 1995. For the nine months ended September 30, 1995, Webster had consolidated net income of $16.0 million, compared with consolidated net income of $14.0 million for the same period in 1994.

         At September 30, 1995, nonaccrual loans amounted to $37.9 million and the allowance for loan losses was $42.8 million, or 112.9% of nonaccrual loans. Foreclosed properties, net of write downs and reserves, were $18.8 million. Total nonaccrual assets were $56.7 million, or 1.7% of total assets. The allowances for losses on nonaccrual assets totaled $43.9 million and represented 75.9% of nonaccrual assets. At September 30, 1995, Segregated Assets, net of allowances totaled $116.4 million. See "COMPLETED ACQUISITIONS -- First Constitution Acquisition" as to the obligation of the FDIC to reimburse Webster Bank for 80% to 95% of losses and eligible expenses on Segregated Assets and to make contingent reserve payments in connection with the First Constitution acquisition.

         In recent years, Webster's banking operations, including the number of its banking offices and its assets, deposits and loan portfolio, have been significantly expanded as a result of five completed Acquisitions. Webster believes that each of these Acquisitions has been completed on favorable terms. See "COMPLETED ACQUISITIONS." Completion of the pending Shawmut Transaction, which is expected to occur in early 1996, will further significantly increase Webster's banking operations. See "THE SHAWMUT TRANSACTION" and "PRO FORMA COMBINED FINANCIAL INFORMATION." Webster intends in the future to consider additional favorable acquisitions in Connecticut or other market areas generally adjacent to the communities served by Webster Bank. No acquisitions other than the Shawmut Transaction are pending.

         Webster is continuing to expand its banking activities, particularly commercial and consumer lending. These types of banking activities involve higher net interest margins and fees than those generally available from residential first mortgage lending. This expansion has necessitated the addition of experienced commercial and consumer banking officers, support personnel and related systems. The costs of this infrastructure have resulted in higher overhead expenses in recent years, partially offsetting the larger revenues available from commercial and consumer lending. The Shawmut Transaction will enable Webster to further expand its commercial and consumer banking operations by significantly increasing its commercial and consumer banking activities without a proportionate increase in overhead expenses.

         Webster, as a holding company, and its subsidiary Webster Bank, are subject to comprehensive regulation, supervision and examination by the OTS, as the primary federal regulator of Webster Bank. Webster Bank is a BIF-insured member institution. The FDIC also has significant regulatory authority over Webster Bank. As of September 30, 1995, 63% of Webster Bank's deposits were assessed premiums at BIF rates and 37% were assessed premiums at SAIF rates. As of September 30, 1995, Webster Bank met all regulatory capital requirements for a "well-capitalized" institution, with ratios of core capital to adjusted total assets, core capital to total risk-weighted assets, and total capital to total risk-weighted assets of 5.60%, 11.68%, and 12.80%, respectively. See "CAPITAL RATIOS."

                             COMPLETED ACQUISITIONS

Suffield Acquisition

         On September 6, 1991, Webster Bank acquired certain assets and liabilities of Suffield Bank ("Suffield"), Suffield, Connecticut, from the FDIC in an assisted transaction, in which Webster Bank received a $2.5 million cash payment from the FDIC in connection with the acquisition to reflect its negative bid. The Suffield acquisition involved an assumption of $247 million of deposit liabilities (including $93 million of brokered and out-of-state deposits) and $5 million of other liabilities and a purchase of $48 million of performing one-to-four family home loans, passbook loans and installment loans and $26 million of cash, cash equivalents and U.S. agency obligations. In addition, Webster Bank received $181 million in cash from the FDIC, representing the difference between the liabilities assumed less the assets purchased. The Suffield acquisition, accounted for as a "purchase" transaction, is contributing positively to Webster's operating results. The net interest income and noninterest income attributable to the Suffield acquisition have more than offset the direct costs and overhead of the additional branches acquired. Through the Suffield acquisition, Webster Bank acquired five additional banking offices and extended its market area to north central Connecticut.

First Constitution Acquisition

         On October 2, 1992, Webster Bank acquired most of the assets, all of the deposits and certain other liabilities of First Constitution Bank ("First
Constitution"), New Haven, Connecticut, from the FDIC in an assisted transaction. This acquisition increased Webster Bank's assets by $1.3 billion from $880 million to over $2.0 billion and doubled the number of its banking offices to 32 by adding 14 New Haven County and two Fairfield County offices. The First Constitution acquisition has been accounted for as a "purchase" transaction.

         The financial terms of the First Constitution acquisition included five primary components. First, the FDIC made a cash purchase of $30 million of Series A Stock of Webster. Webster redeemed $11.75 million of the Series A Stock on December 30, 1992 and redeemed the balance of the Series A Stock on June 29, 1993. Second, Webster received at the time of the acquisition a $24.2 million cash payment from the FDIC to purchase the assets and assume the liabilities in the acquisition. This payment increased cash, which was offset by various adjustments reflecting the market value of assets acquired and liabilities assumed on the consolidated statement of condition, and had no impact on Webster's consolidated statement of income. Webster Bank purchased approximately $1.3 billion of First Constitution's assets, including: $817 million in one- to -four family home loans; $30 million in home equity loans; $34 million in consumer loans; $257 million in "Segregated Assets" (consisting of multi-family, commercial and commercial real estate loans); and $155 million in cash, cash equivalents, U.S. agency obligations and mortgage-backed securities. Webster Bank assumed approximately $1.2 billion in deposit balances of First Constitution (including approximately $300 million of brokered or out-of-state deposits, most of which were withdrawn prior to December 31, 1992 as planned by Webster Bank) and $29 million of other borrowings and liabilities. Third, the FDIC retained approximately $225 million of First Constitution's higher risk assets, including OREO, "in-substance foreclosed" loans, commercial loan participations, real estate investments, and investments in subsidiaries. Fourth, the FDIC is reimbursing Webster Bank quarterly for 80% of the total net charge-offs and certain related expenses on all Segregated Assets purchased in the acquisition for five years after the acquisition date, with such loss-sharing reimbursement increasing to 95% (less recoveries in years six and seven) as to such charge-offs and expenses in excess of $49.2 million (with payment at the end of the seventh year as to such excess). Fifth, the FDIC is also reimbursing Webster Bank, as a contingent reserve payment, for 80% of the excess over $52 million for four years after the acquisition date, up to a maximum reimbursement of $20 million, of (i) the total net charge-offs on all First Constitution one- to -four family home, home equity and consumer loans purchased in the acquisition plus (ii) the unreimbursed portion of the total net charge-offs and certain related expenses on the Segregated Assets.

         As part of the First Constitution acquisition, Webster Bank established a reserve for the estimated unreimbursed portion of loan losses on Segregated Assets of $10.7 million and an additional reserve of $46.5 million for the estimated unreimbursed portion of the one- to -four family home, home equity, and consumer loans acquired in the First Constitution acquisition (including those held for sale). During the nine months ended September 30, 1995, Webster Bank received $6.0 million in reimbursement for eligible charge-offs and related net expenses in accordance with the loss-sharing arrangement described above. Payments due from the FDIC upon charge-off and related expenses are recorded as receivables. When such reimbursements are received, the funds are credited against the receivable and invested in interest earning assets. Such reimbursements have no immediate impact on Webster's consolidated statement of income. Webster Bank's provision for loan losses and the amount of net charge-offs and related expenses that Webster Bank is required to absorb on the Segregated Assets are lower than otherwise would have been the case in the absence of the loss-sharing arrangement with the FDIC. While the maturity of many of the Segregated Assets is longer than the five-year term of the loss sharing arrangement, Webster Bank is permitted to take charge-offs of the Segregated Assets during the five-year term of the loss sharing arrangement in accordance with the examination criteria utilized by the OTS.

Bristol Acquisition

         On March 3, 1994 Webster completed the conversion/acquisition of Bristol Savings Bank ("Bristol"), which then became a wholly owned subsidiary of Webster. The acquisition, which was accounted for as a "purchase" transaction, increased Webster's total assets by $486 million and added five full service banking offices, with $453 million in deposits, in an attractive, contiguous market where Bristol had the leading deposit market share. Bristol's mortgage banking subsidiary also enhanced Webster's mortgage banking capabilities. The Bristol acquisition has made a positive contribution to Webster's operating results. Webster achieved economies of scale by combining the administration, operations and mortgage banking activities of Bristol with those of Webster's other subsidiary bank, First Federal, prior to merging Bristol and First Federal to form Webster Bank on November 1, 1995. Additionally, at the time of the Bristol acquisition over $10 million in potential future tax benefits were available as a result of the Bristol acquisition, primarily in the form of tax loss carryforwards.

Shoreline Acquisition

         On December 16, 1994 Webster completed its acquisition of Shoreline Bank & Trust Company ("Shoreline"), Madison, Connecticut, for 266,500 shares of Common Stock of Webster in a tax free transaction accounted for as a "pooling of interests" transaction, which resulted in Shoreline's financial condition and operating data being retroactively combined with Webster's consolidated financial data. Shoreline was formerly a state chartered bank and trust company with total assets of $51 million, deposit liabilities of $47 million and shareholders' equity of $4 million. Shoreline had net income of $374,000 for the nine months ended September 30, 1994 preceding the acquisition and reported losses for its 1993, 1992 and 1991 fiscal years of $188,000, $870,000 and $1,056,000, respectively. Concurrent with the acquisition, Shoreline was merged into Webster Bank and Shoreline's Madison banking office became a full service office of Webster Bank. The Shoreline acquisition provided a natural extension of Webster's primary market area.

Shelton Acquisition

         On November 1, 1995, Webster acquired Shelton Bancorp, Inc. ("Shelton"), the holding company of Shelton Savings Bank ("Shelton Bank"), a state-chartered savings bank headquartered in Shelton, Connecticut for 1,293,056 shares of Common Stock. An additional 44,561 shares of Common Stock are issuable by Webster pursuant to options previously granted by Shelton to its directors, officers and employees at an average exercise price of $13.22 per share. As part of the acquisition, Shelton Bank was concurrently merged into Webster Bank. The acquisition was a tax free transaction and has been accounted for as a "pooling of interests" transaction. As a result, the consolidated financial condition and operating data of Shelton as shown below are retroactively combined with Webster's consolidated financial data.

         Shelton Bank has served customers from six banking offices located in Ansonia, Bethany, Oxford and Shelton. Shelton's general market area was eastern Fairfield County and southwestern New Haven County. At September 30, 1995, Shelton had consolidated total assets of $298.3 million, deposits of $273.3 million, and shareholders' equity of $20.8 million. At September 30, 1995,
Shelton had gross loans receivable of $224.1 million, which included $188.1 million in residential first mortgage loans, $12.0 million in commercial real estate loans, and $24.0 million in home equity and other consumer loans. At September 30, 1995, nonaccrual loans and OREO were $2.8 million. At that date, Shelton's allowance for loan losses was $1.5 million, or 71.1% of nonaccrual loans, and its total allowances for loan and OREO losses were $1.5 million, or 54.4% of nonaccrual loans and OREO. For its fiscal years ended June 30, 1995, 1994 and 1993, Shelton had consolidated net income of $2,216,000, $2,250,000 ($1,975,000 before a FASB 109 cumulative accounting change) and $1,920,000, respectively. For the three months ended September 30, 1995 and 1994, Shelton had net income of $555,000 and $547,000, respectively.

                             THE SHAWMUT TRANSACTION

Background of the Acquisition

         As of February 20, 1995, Shawmut National Corporation and Fleet Financial Group, Inc. ("Fleet") (hereinafter jointly referred to as "Fleet/Shawmut") entered into an Agreement and Plan of Merger (the
"Fleet/Shawmut Merger"). As a condition of regulatory approval of the Fleet/Shawmut Merger, Fleet/Shawmut are required to have their subsidiary banks divest certain branches in Connecticut, Massachusetts, New Hampshire and Rhode Island to avoid anticompetitive effects that could be caused by the Fleet/Shawmut Merger (the "Fleet/Shawmut Divestiture"). In August 1995, Fleet/Shawmut announced guidelines that were designed to foster competition, preserve jobs and continue to meet customer needs in the states where divestitures are required. Fleet/Shawmut then solicited preliminary bids from potential acquirors with respect to the branches to be divested.

         In early September 1995, Webster Bank, along with Eagle Federal Savings Bank, Bristol, Connecticut ("Eagle"), submitted a preliminary joint bid for all 25 branch banking offices of the Fleet/Shawmut subsidiary banks to be divested in the Hartford Banking Market. On September 26, 1995, a formal joint bid was submitted by Webster Bank and Eagle. After extensive negotiations, Fleet/Shawmut selected Webster Bank and Eagle to acquire all 25 branch banking offices being divested in the Hartford Banking Market. On October 1, 1995, Webster Bank and Eagle executed separate purchase and assumption agreements for 20 (the "Shawmut Branches") and five, respectively, of these offices with Fleet/Shawmut subsidiary banks. Such agreements may be required to be consummated concurrently at Fleet/Shawmut's option.

Acquired Branches, Deposits and Loans

         Upon consummation of the Shawmut Transaction, Webster Bank will acquire 20 Shawmut Branches in the Hartford Banking Market, including deposits and loans at or allocated to the Shawmut Branches. The Shawmut Branches are located in the following Connecticut cities or towns in the Hartford Banking Market: Berlin, Bristol, Cromwell, East Hartford, Elmwood, Enfield, Farmington, Glastonbury,
Hartford  (three  offices),  Manchester,  Middletown,  New  Britain,  Newington,
Simsbury, Southington, West Hartford, Wethersfield and Windsor. See "MAP." Webster Bank will be acquiring consumer time deposits, savings and money market deposit accounts, NOW and checking accounts, and business checking and deposit accounts. The loans to be acquired consist of residential first mortgage loans, commercial real estate loans, commercial and industrial loans, home equity loans, and other consumer installment loans.

Strategic Rationale

         The Shawmut Transaction will significantly increase Webster Bank's commercial and retail banking activities in the Hartford Banking Market. After giving effect to the Shawmut Transaction, Webster Bank will be the second largest independent bank in Connecticut and the largest Connecticut-based bank in the Hartford Banking Market, based on total deposit market share. Webster Bank will have banking offices extending from the Massachusetts border through central Connecticut to Long Island Sound. Over the last ten years, Webster Bank has expanded its commercial banking operations serving small and medium sized businesses in its market areas.

         The Shawmut Transaction will enhance Webster Bank's ability to provide a broad line of deposit and cash management services. The Shawmut Transaction is estimated to increase the percentage of savings and money market deposit accounts from 25% to 27% of total deposits, NOW and checking accounts from 11% to 13% of total deposits, and business checking and deposit accounts from 1% to 4% of total deposits. While consumer time deposits are also estimated to increase in dollar amount, such deposits as a percentage of total deposits are estimated to decrease from approximately 63% to 56%.

         The Shawmut Transaction will expand Webster Bank's lending capacity and increase its emphasis on commercial and industrial loans and commercial real estate loans to small and medium sized businesses as compared to its traditional emphasis on retail banking. The Shawmut Transaction will enhance Webster Bank's ability to provide a full range of loan services for commercial banking customers with credit needs up to $10 million. The Shawmut Transaction is estimated to increase Webster Bank's loan portfolio from $2.0 billion to $2.6 billion. The percentage of commercial loans in Webster Bank's loan portfolio is estimated to increase from approximately 15% to 19%. The percentage of residential first mortgage loans is estimated to decrease from approximately 77% to 73% of Webster Bank's loan portfolio. The percentage of consumer loans, including home equity loans, is estimated to remain at approximately 8% of Webster Bank's loan portfolio.

         Webster expects that the Shawmut Transaction will have an accretive effect on its net income per common share. The Shawmut Transaction will reduce Webster's tangible book value per common share because of the core deposit intangible, which will be tax deductible. Book value per common share is expected to be substantially unchanged after giving effect to the Shawmut Transaction and the Offering. See "PRO FORMA COMBINED FINANCIAL INFORMATION."

Purchase Price

                  Under the terms of the Shawmut Agreement, Webster Bank will acquire 20 Shawmut Branches for the following purchase price:

                  (a) Webster Bank will make a cash payment equal to (i) 5.1% of the average daily balances (including accrued interest) of assumed deposit liabilities at or allocated to the Shawmut Branches for the period commencing either 30 days or seven days prior to the third business day prior to the closing date, whichever amount is lower, subject to adjustment, as described in the last paragraph below, less (ii) $2 million;

                  (b) Webster Bank will pay cash for the stated value of the real property of the nine owned Shawmut Branches; estimated payment of approximately $4 million;

                  (c) Webster Bank will pay cash equal to the net book value of the personalty (excluding automatic teller machines) at the 20 Shawmut Branches as of the closing date; plus the greater of $5,000 or net book value, for each of the automatic teller machines; estimated payment of approximately $1 million;

                  (d) Webster Bank will exchange two of its branch banking offices and related deposits (the "Webster Branches") located in Fairfield and Stamford, Connecticut to Shawmut (the "Branch Exchange"); Webster Bank will be paid the net book value of the real and personal property (other than automated teller machines not being transferred) at the two Webster Branches, but no separate deposit premium;

                  (e) Webster will issue a five year nontransferable warrant to Fleet for 300,000 shares of Common Stock of Webster, with an exercise price of $32.50 per share, subject to certain antidilution adjustments (see "The Warrant" below); and

                  (f) Webster Bank will agree to make a contingent payment (the "Contingent Payment") in the event of a Change of Control (as defined below) of Webster within five years of the closing date in which Fleet would be entitled to receive a cash payment from Webster Bank equal to (i) the excess of the offer price per share of Common Stock of Webster over (ii) $32.50, multiplied by (iii) 150,000 (see "Contingent Payment" below).

         Webster Bank will receive a cash payment from Shawmut for the net deposit liabilities at the closing date, less (i) the aggregate cash payments described in (a), (b) and (c) above, less (ii) the unpaid principal balances (based on the general ledger balances), plus accrued interest, on loans to be acquired that are at or allocated to the Shawmut Branches, plus (iii) the net book value of the real and personal property at the two Webster Branches as described in (d) above. See "PRO FORMA COMBINED FINANCIAL INFORMATION" as to the estimated deposit liabilities to be assumed and loans to be acquired.

         Pursuant to purchase and assumption agreements between Eagle and Fleet/Shawmut subsidiary banks (the "Eagle Purchase Agreements") and subject to all required regulatory approvals, Eagle will acquire five branch banking offices from the subsidiary banks with an estimate of approximately $276 million in deposit liabilities to be acquired. The cash deposit premium to be paid to the Fleet/Shawmut subsidiary banks by Webster Bank and Eagle combined is required to average 5.5% of the total amount of the deposit liabilities to be acquired by both Webster Bank and Eagle combined. The deposit premium to be paid by Eagle is a fixed percentage that is higher than 5.5% since it involves no branch exchange, warrant or contingent payment. The 5.1% deposit premium referred to above to be paid by Webster Bank will be increased or decreased so as to achieve the 5.5% average deposit premium with Eagle on a combined basis. Webster does not expect the amount of this adjustment to be material.

The Warrant

         At the closing of the Shawmut Transaction, Webster will issue to Fleet a warrant for 300,000 shares of Common Stock of Webster (the "Warrant"). The exercise price will be $32.50 per share, subject to customary pro rata antidilution adjustments in the event of a future issuance by Webster of Common Stock (or securities convertible into or exercisable for Common Stock) at a price per share of less than $32.50. Such adjustments will not be applicable as to the Common Stock issued in the Offering, pursuant to employee/director benefit plans of Webster, upon the conversion of the Series B Stock of Webster, or pursuant to Webster's dividend reinvestment plan. The Warrant may be exercised in whole, but not in part, within five years of the date of issuance, but not within the first two years from the closing date, unless a Change of Control of Webster has occurred, as defined below. The Warrant may not be sold or otherwise transferred by Fleet without Webster's prior consent. The $32.50 exercise price represents a premium of 25% over the approximately $26.00 market price of the Webster Stock prevailing at the time of the negotiation of the Shawmut Transaction.

         For purposes of the Warrant, a "Change of Control" will be deemed to have occurred in the event that any person or company: (i) acquires voting rights as to more than 25% of the outstanding Common Stock of Webster or (ii) executes a definitive merger or other acquisition agreement with Webster. However, no Change in Control will be deemed to have occurred, if the directors of Webster serving prior to such acquisition of Common Stock or execution of such definitive agreement (or successor directors selected by such continuing directors and unaffiliated with such acquiror) will continue to constitute at least 50% of the parent holding company board of directors after such acquisition.

         In the event that a Change of Control of Webster is deemed to have occurred, Fleet would have the right to sell the Warrant to Webster (the "Put"). The price of the Put would be an amount equal to the number of shares issuable under the Warrant, multiplied by (i) the cash price for the Common Stock of Webster set forth in the definitive agreement relating to the Change of Control transaction (or, in the case of a stock for stock transaction, an amount equal to the five day trailing average closing price of the acquiror's stock following the public announcement of the transaction, multiplied by the exchange ratio), less (ii) the then exercise price per share of the shares issuable under the Warrant. The Put, however, would not be available if the Change of Control transaction would be accounted for as a "pooling of interests" and Webster's independent accountants, within ten business days of the exercise of the Put, issue an opinion indicating that the exercise of the Put would result in the inability to account for the Change of Control transaction as a "pooling of interests." If Fleet disagrees with such accounting opinion, Webster, at its expense, will promptly submit the matter to the accounting staff of the SEC for an interpretation which will be controlling.

The Standstill Agreement

         Webster and Fleet also will enter into a standstill agreement at the time of the closing of the Shawmut Transaction (the "Standstill Agreement"). Under the Standstill Agreement, for a period of five years, Fleet will (a) vote all shares of Common Stock of Webster it holds (including shares obtained upon exercise of the Warrant) on all matters (including the election of directors) as recommended by the Webster Board of Directors and (b) will not initiate a tender offer for shares of Common Stock of Webster or participate in a publicly announced tender offer for Webster that is opposed by the Webster Board of Directors. However, if during such five year period a bona fide third party announces or makes an unsolicited offer to acquire more than 25% of the Common Stock of Webster, that is not solicited by the Webster Board of Directors, Webster will permit Fleet to make an acquisition proposal to the Webster Board of Directors or release Fleet from the restrictions set forth in the Standstill Agreement. Fleet also has agreed that it will not sell the shares of Common Stock of Webster issued upon exercise of the Warrant in a private sale transaction (i) to any person as to whom Webster has advised Fleet has filed a Form 13D or 13G under the Exchange Act as to beneficial ownership of more than 5% of the Common Stock of Webster or (ii) to any person whom Fleet knows or who confirms to Fleet that such person beneficially owns, or would beneficially own upon such purchase, more than 4.9% of the then outstanding Common Stock of Webster. All voting restrictions will terminate upon Fleet's sale of the Common Stock of Webster issued under the Warrant or upon the execution of a definitive agreement relating to a Change of Control of Webster, as defined in the Warrant.

Contingent Payment

         Pursuant to the Shawmut Agreement, Webster Bank and Fleet will enter into a contingent payment agreement at the time of the closing of the Shawmut Transaction (the "Contingent Payment Agreement"). If Webster executes a definitive agreement that would result, if completed, in a Change of Control of Webster (defined on the same basis as in the Warrant), Fleet would be entitled to a cash payment from Webster Bank equal to 150,000 times an amount equal to
(i) the cash price per share for the Common Stock of Webster as set forth in the definitive agreement relating to the Change of Control transaction (or in the case of a stock for stock transaction, the five day trailing average closing price of the acquiror's stock following the public announcement of the transaction multiplied by the exchange ratio, as defined in the definitive agreement relating to the Change of Control transaction), less (ii) $32.50 (the "Contingent Payment"). The Contingent Payment also will be due (a) within 30 days of the public announcement of a tender offer supported by the Webster Board of Directors or (b) upon the consummation of a tender offer that the Webster Board of Directors has not recommended to its shareholders.

         Fleet would not be entitled to receive the Contingent Payment in cash as to any Change of Control transaction that would be accounted for as a "pooling of interests," if Fleet receives an opinion from Webster's independent accountants, within ten business days of Fleet's written request for payment, indicating that payment of the Contingent Payment would result in the inability to account for the Change of Control transaction as a "pooling of interests." In such event, the Contingent Payment would be made, at Fleet's option, either (a) by Webster issuing Common Stock to Fleet immediately before the consummation of the Change of Control transaction, having a market value equal to the cash amount of the Contingent Payment, or (b) in cash, plus interest at the "prime rate" as published from time to time by The Wall Street Journal, at such time as Webster's independent accountants certify that a cash payment by Webster Bank of the Contingent Payment would not result in the inability to treat the Change of Control transaction as a "pooling of interests" for accounting purposes.

The Sublease Agreement

         Pursuant to the Shawmut Agreement, Webster Bank and Fleet Bank, National Association ("Fleet Bank") will enter into a sublease agreement with respect to a total of 50,000 square feet of office space in One Constitution Plaza in downtown Hartford (the "Sublease Agreement") at the time of the closing of the Shawmut Transaction. The Sublease Agreement will provide that Webster Bank will sublease office space from Fleet Bank at One Constitution Plaza until December 31, 2003. Under the terms of the Sublease Agreement, Webster Bank will sublease 20,000 square feet of office space commencing on the closing date, and will add an additional 10,000 square feet on each of January 1, 1997, January 1, 1998 and January 1, 1999. The Sublease Agreement will provide that Webster Bank will assume and pay its pro rata portion of taxes and operating expenses over base rent, based on its sublease percentage of the total square footage leased by Fleet Bank. Webster Bank will also be entitled to its pro rata portion of the build-out provisions contained in the master lease agreement relating to One Constitution Plaza.

Effect on Proportion of BIF/SAIF Deposit Premiums

         Webster Bank's deposits are insured by the FDIC through the BIF. After giving effect to the Shawmut Transaction, approximately 71% of Webster Bank's deposits will be assessed premiums at BIF rates and only 29% of its deposits will be assessed premiums at SAIF rates. This compares with approximately 63% of deposits at BIF rates and 37% of deposits at SAIF rates prior to the Shawmut Transaction.

Conduct of Business Pending the Shawmut Transaction

         The Shawmut Agreement contains various restrictions on the operations of the branches to be sold while the Shawmut Transaction is pending. In general, the Shawmut Agreement obligates Shawmut (and Webster Bank vis-a-vis the Webster Branches) to (a) conduct its business of banking in the usual, regular and ordinary course, consistent with past practices; (b) to use reasonable efforts to maintain and preserve intact its relationships with branch employees, and advantageous business relationships, including branch customers; and (c) to take no action that would adversely affect or delay the ability of any party to obtain any regulatory approval. Branch employees may not be transferred to any facilities other than the branches to be acquired, except upon the request of a branch employee.

Regulatory Approvals for the Shawmut Transaction

         Consummation of the Shawmut Transaction is conditioned upon the receipt of all required regulatory approvals. An application for approval by the OTS, as Webster Bank's primary federal regulator, was submitted on November 3, 1995. Subject to completion of the Offering, Webster is not aware of any reasons why the approval of the OTS for the Shawmut Transaction should not be received on a timely basis; however, this cannot be assured. Webster does not anticipate the need to obtain any other regulatory approval for the Shawmut Transaction.

         In addition to the OTS regulatory approval needed to be obtained by Webster for the Shawmut Transaction, other regulatory approvals must be received by Fleet/Shawmut, including various bank regulatory agency approvals for the Fleet/Shawmut Merger, including no objection from the United States Department of Justice for the Fleet/Shawmut Divestiture. Webster can provide no assurances as to receipt of such regulatory approvals by Fleet/Shawmut.

         OTS regulatory approval is required to be received by Eagle as to its acquisition of branches from Fleet/Shawmut under the Eagle Purchase Agreements. At Fleet/Shawmut's option, such acquisition by Eagle may be required to be consummated concurrently with the Shawmut Transaction by Webster. While Webster expects that Eagle should receive OTS regulatory approval on a timely basis, this cannot be assured.

         Webster does not intend to complete the Offering until after Webster has obtained OTS regulatory approval for the Shawmut Transaction, and the Fleet/Shawmut Merger has been consummated.

Conditions to the Shawmut Transaction

         The respective obligations of Webster and Shawmut to effect the Shawmut Transaction are subject to various conditions, including the following: (a) the prior consummation of the Fleet/Shawmut Merger; (b) the receipt of all required regulatory approvals (without material conditions) to the Shawmut Transaction and the expiration of any related regulatory waiting periods; (c) the completion of the Offering; (d) customary closing conditions, such as continued accuracy of representations and warranties, delivery of legal opinions, officers' certificates and transfer and assignment documents at the closing; (e) the execution and delivery of the Warrant, the Standstill Agreement, the Contingent Payment Agreement and the Sublease Agreement; and (f) the concurrent consummation of the acquisition by Eagle under the Eagle Purchase Agreements.

         Shawmut at its option may terminate the Shawmut Agreement, if the registration statement, of which this Prospectus is a part, is not declared effective by the SEC by January 31, 1996, unless Webster by such date has obtained a "firm commitment underwriting letter" from Merrill Lynch, Pierce, Fenner & Smith Incorporated or another reputable investment banking firm to raise the amount of capital required to obtain OTS approval for Webster to consummate the Shawmut Transaction.

         In the event of a Change of Control of Webster (defined on the same basis as in the Warrant) prior to the closing of the Shawmut Transaction, Shawmut at its option may terminate the Shawmut Agreement.

                                 USE OF PROCEEDS

         Webster will contribute to Webster Bank all of the net proceeds from the sale of the Common Stock in the Offering in order to increase Webster Bank's regulatory capital ratios, which otherwise would have decreased as a result of Webster Bank's significant increase in size upon consummation of the Shawmut Transaction. Webster anticipates that the net proceeds from the Offering will be approximately $27 million. See "PRO FORMA COMBINED FINANCIAL INFORMATION." In addition, Webster expects to contribute to Webster Bank up to $20 million of Webster's existing holding company funds to further increase Webster Bank's capital ratios. As a result of these capital contributions, Webster Bank expects to continue to meet all capital ratios required for a "well-capitalized" bank following consummation of the Shawmut Transaction. See "CAPITAL RATIOS."

         In the unlikely event that the Shawmut Transaction were not to close after consummation of the Offering, Webster would initially use the net proceeds for investment purposes, and thereafter seek to use the net proceeds for general business purposes, including future acquisitions, none of which is pending.

                                 CAPITALIZATION

         The following table sets forth the consolidated capitalization, including deposit accounts and borrowings, of Webster (including Shelton) at September 30, 1995, and Webster's pro forma combined capitalization as of that date after giving effect to the Offering and the Shawmut Transaction. The information shown below should be read in conjunction with the historical consolidated statement of condition of Webster at September 30, 1995, as restated to reflect the acquisition of Shelton. Dollar amounts are stated in thousands.

                                                   September 30, 1995
                                            Webster       Pro Forma Combined (e)

Deposits (a).......................       $2,439,833           $3,118,833
FHL Bank Advances..................          545,415              325,415
Other Borrowings...................           90,094               90,094
Senior Notes due June 30, 2000.....           40,000               40,000
                                          ----------           ----------
  Total............................        3,115,342            3,574,342
                                          ----------           ----------
Shareholders' Equity:
  Common Stock, $.01 par value:
   Authorized - 14,000,000 shares
   Issued shares (b) (c)...........               73                   84
  Serial Preferred Stock, $.01 par value:
   Authorized - 3,000,000 shares;
   Outstanding - 171,869 shares of
     Series B Stock                                2                    2

Paid-in-Capital (d)................          105,876              132,865
Retained Earnings..................           73,325               73,325
Less Treasury Stock at cost, 445,424 shares   (3,456)              (3,456)
Less ESOP Shares Purchased with Debt.         (3,207)              (3,207)
                                          ----------           ----------
  Total Shareholders' Equity.......          172,613              199,613
                                          ----------           ----------
  Total Capitalization...............     $3,287,955           $3,773,955
                                          ==========           ==========

-------------------------

(a)  Includes advance payments by borrowers for taxes and insurance.

(b) 6,799,611 shares of Common Stock (excluding Treasury Stock) were issued and outstanding as of September 30, 1995 after giving effect to the Shelton acquisition. On a pro forma combined basis, such number of issued and outstanding shares of Common Stock would be increased to 7,899,611 shares (or to 8,064,611 shares if the overallotment option for 165,000 shares is exercised in full).

(c)  Excludes   583,259  shares  of  Common  Stock  issuable  upon  exercise  of outstanding stock options to directors, officers and employees. Also, excludes 986,062 shares of Common Stock issuable upon conversion of the remaining shares of the Series B Stock.

(d)  Net  proceeds  from the sale of  1,100,000  shares of  Common  Stock in the
     Offering  are   estimated   at  $27  million  (or  $31.1   million  if  the
     overallotment option for 165,000 shares is exercised in full).

(e) See "PRO FORMA COMBINED FINANCIAL INFORMATION," including adjustments to the Pro Forma Combined Statement of Condition at September 30, 1995.

                                 CAPITAL RATIOS

         The following table compares Webster Bank's historical and pro forma regulatory capital levels as of September 30, 1995 to minimum regulatory requirements. Webster intends to contribute to Webster Bank all of the $27 million in estimated net proceeds from the Offering, plus up to an additional $20 million of existing holding company funds. Pro forma combined capital, as shown below, reflects such capital contributions and gives effect to the Shawmut Transaction. The actual capital level of Webster Bank may be higher or lower depending on Webster Bank's financial condition and asset mix at the time of the consummation of the Shawmut Transaction. See "USE OF PROCEEDS" and "PRO FORMA COMBINED FINANCIAL INFORMATION," including the adjustments to the Pro Forma Combined Statement of Condition.

                                                                                           Pro Forma Combined,
                                                                   Historical                  As Adjusted
                                                                   ----------                  -----------
                                                              Amount         Percent       Amount        Percent
                                                              ------         -------       ------        -------
                                                                            (dollars in thousands)

Tier 1 Capital
Capital level.............................................  $   185,469     5.60%       $   191,511        5.07%
Minimum Requirement ......................................       99,292     3.00            113,241        3.00
                                                            -----------     -----       -----------        ----

Excess ...................................................  $    86,177     2.60%       $    78,270        2.07%
                                                            ===========     =====       ===========        =====
Tier 1 Risk-Based Capital
Capital level.............................................  $   185,469    11.68%       $   191,511        9.25%
Minimum Requirement ......................................       63,521     4.00             82,805        4.00
                                                            -----------    ------       -----------        ----
Excess....................................................  $   121,948     7.68%       $   108,706        5.25%
                                                            ===========     =====       ===========        =====
Total Risk-Based Capital

Capital level.............................................  $   203,203    12.80%       $   209,245       10.11%
Minimum Requirement ......................................      127,042     8.00            165,611        8.00
                                                            -----------    ------       -----------        ----

Excess ...................................................  $    76,161     4.80%       $    43,634        2.11%
                                                            ===========     =====       ===========        =====

         To be considered "well-capitalized" for regulatory capital purposes, Webster Bank would be required to maintain a ratio of Tier 1 capital to adjusted total assets of 5.0%, a ratio of Tier 1 capital to risk-weighted assets of 6.0% and a ratio of total capital to risk-weighted assets of 10.0%, which ratios are calculated on a quarterly basis. Pro forma combined capital reflected above assumes that the net proceeds from the Offering, and the additional capital to be contributed from existing holding company funds, will be invested by Webster Bank in assets with a 20% risk weighting or used to repay outstanding FHL Bank advances. As a result of such capital contributions, Webster Bank expects to meet all regulatory capital ratios required for a "well-capitalized" bank following the consummation of the Shawmut Transaction.

                           MARKET PRICES AND DIVIDENDS

         The following sets forth the range of high and low sale prices of the Common Stock as reported on NASDAQ on a quarterly basis, as well as cash dividends paid during the quarters indicated. Webster paid a 10% stock dividend on June 4, 1993. The per share data shown below and elsewhere in this Prospectus have been adjusted retroactively to reflect such 10% stock dividend.


                                                               Sale Prices                           Cash
                                             --------------------------------------------
                                               High               Low          Period End       Dividends Paid
                                               ----               ---          ----------       --------------

1992:

      First Quarter                          $12 3/4             $10 1/2         $11 5/8            $0.12
      Second Quarter                          12 7/8              10 1/2          12 3/4             0.12
      Third Quarter                           14 1/2              11 7/8          12 7/8             0.12
      Fourth Quarter                          17 1/4              12 3/4          17 1/4             0.12

1993:

      First Quarter                           19 1/8              16 3/8          16 7/8             0.12
      Second Quarter                          18 1/2              15 3/8          18 1/2             0.12
      Third Quarter                           21                  17 3/4          20 1/4             0.13
      Fourth Quarter                          25                  20 1/4          22 7/8             0.13

1994:

      First Quarter                           22 1/4              18 1/2          21 5/8             0.13
      Second Quarter                          24 3/4              18 3/8          23 7/8             0.13
      Third Quarter                           25 1/2              22 1/2          23 1/4             0.13
      Fourth Quarter                          23 1/2              17 1/4          18 1/2             0.13

1995:

      First Quarter                           22 1/4              18 1/2          21 5/8             0.16
      Second Quarter                          25 3/4              21 1/2          23 7/8             0.16
      Third Quarter                           30 1/2              23 3/8          26 1/4             0.16
      Fourth Quarter                          27 1/2              24 3/4          26 1/4             0.16 *
         (through November 1)

-------------------
*  Payable on November 15, 1995.

         On November 1, 1995, the closing price of the Common Stock on NASDAQ was $26.25 per share.

         Webster's policy is to pay quarterly cash dividends. Webster has paid consecutive quarterly cash dividends since 1987.

         The principal sources of funds for Webster's payments of cash dividends on its Common Stock and its Series B Stock, as well as for payment of principal and interest on its Senior Notes, are dividends from Webster Bank and liquid investments at the holding company level. At September 30, 1995, Webster (excluding its investment in Webster Bank) had $26.0 million of cash and cash equivalents, investment securities and other liquid assets at the holding company level.

         Annual dividend payments on the shares of Common Stock (based on an annual current dividend rate of $0.64 per share) and Series B Stock outstanding at September 30, 1995 are approximately $4.4 million and $1.3 million, respectively. While the Senior Notes are outstanding, Webster is required to maintain liquid assets at the holding company level equal to not less than 150% of the aggregate interest expense on the Senior Notes and on all indebtedness for borrowed money of Webster for 12 full calendar months. At September 30, 1995, the liquid asset requirement was $5.6 million based on the Senior Notes and a guaranteed ESOP borrowing. The Senior Notes also limit Funded Indebtedness at the holding company level to 90% of the consolidated net worth of Webster. In addition, there are limitations on restricted distributions (which include cash dividends and other distributions by Webster and certain principal payments or acquisitions by Webster of its indebtedness). See "DESCRIPTION OF THE CAPITAL STOCK -- Senior Notes" as to these limitations and related definitions of capitalized terms. The Series B Stock ranks prior to the Common Stock as to payment of dividends. See "DESCRIPTION OF CAPITAL STOCK -- Series B Stock."

         OTS capital distribution regulations limit Webster Bank's ability to pay dividends based on its capital level and supervisory condition. Under the regulations, a savings bank that meets fully phased-in minimum capital requirements is generally permitted to make capital distributions of up to the greater of (i) 100% of its net income during that year, plus the amount that would reduce by one-half its "surplus capital ratio" (the excess capital over its fully phased-in minimum capital requirements), or (ii) 75% of its net income over the most recent four-quarter period. Based on fully phased-in minimum regulatory capital requirements applicable to Webster Bank at September 30, 1995, Webster Bank had $54.1 million available under OTS capital distribution regulations for the payment of cash dividends. Earnings by Webster Bank subsequent to September 30, 1995 will increase the amount available under such regulations for the payment of cash dividends in the future by Webster Bank. However, Webster Bank's significant increase in size following consummation of the Shawmut Transaction will reduce the amount available for the payment of cash dividends in the future by Webster Bank. See "CAPITAL RATIOS." A 30-day notice filing is required to be made with the OTS before any cash dividends are declared or paid by a savings bank. There can be no assurance that Webster Bank will continue to meet its fully phased-in minimum capital requirements in the future or that its net income and surplus capital in the future will be sufficient to permit the payment of cash dividends in the future by Webster Bank to Webster.

         At September 30, 1995, Webster Bank exceeded all regulatory capital ratios required for a "well-capitalized" bank. See "CAPITAL RATIOS" as to Webster's capital ratios at September 30, 1995, including the pro forma effect of the Offering, the additional capital contribution using existing holding company funds and the Shawmut Transaction on the capital ratios of Webster as of that date. Webster Bank expects to continue to meet all regulatory capital ratios required for a "well capitalized" bank following the Shawmut Transaction. Since Webster Bank intends to continue to follow its policy of maintaining its regulatory capital ratios at the levels required for a "well capitalized" bank, the amount available for dividends by Webster Bank would be substantially less than the amount permitted under the OTS capital distribution regulations discussed above. There can be no assurance that Webster Bank will continue to meet all regulatory capital ratios required for a "well capitalized" bank in the future.

         An insured depository institution is prohibited from declaring any dividend, making any other capital distribution, or paying a management fee to its holding company if, following the distribution or payment, the institution would be classified as "undercapitalized" or lower. Under prompt corrective action regulations adopted by both the OTS and FDIC, an insured depository institution would be "undercapitalized" if the institution has a total risk-based capital ratio of less than 8%, a Tier 1 risk-based capital ratio of less than 4%, or a Tier 1 capital ratio that is less than 4% (3% if the institution is rated Composite or Macro 1 in its most recent report of examination). Webster Bank is subject to the dividend limitations imposed by the prompt corrective action regulations. Webster Bank, as an OTS regulated institution, however, is only permitted to make a capital distribution under the prompt corrective action regulations if the amount and type also would be permitted under the OTS's existing capital distribution regulations discussed above. In addition, Webster might be required by the OTS to maintain the capital of Webster Bank at a level consistent with regulatory capital requirements. This may reduce the amount of funds that would otherwise be available to Webster for the payment of cash dividends on the Common Stock.

                    PRO FORMA COMBINED FINANCIAL INFORMATION

         The following unaudited Pro Forma Combined Financial Information as of September 30, 1995 combines the unaudited consolidated statement of condition of Webster, as restated to include Shelton, at September 30, 1995, with the unaudited financial information at September 30, 1995 supplied by Shawmut as to the Shawmut assets to be acquired and liabilities to be assumed. The Pro Forma Combined Financial Information is presented as if the Shawmut Transaction and the Offering had occurred on September 30, 1995, and gives effect to the pro forma adjustments described in the accompanying notes. The Pro Forma Combined Financial Information should be read in conjunction with the unaudited consolidated statement of financial condition of Webster, restated to include Shelton, at September 30, 1995. See the introductory paragraphs under "PROSPECTUS SUMMARY-- Summary Consolidated Financial Data."

         The Pro Forma Combined Financial Information is not necessarily indicative of the consolidated financial position that would have been achieved had the Shawmut Transaction and the Offering been consummated on the date indicated.

Pro Forma Combined Statement of Condition

                                                                  Shawmut Assets       Purchase
                                                                    Acquired and       Accounting
                                                                     Liabilities        and Other         Pro Forma
At September 30, 1995 (Unaudited)                       Webster       Assumed          Adjustments         Combined
                                                        -------       -------          ------------      ------------
                                                                           (In Thousands)
ASSETS

Cash and Due from Depository Institutions..........  $    48,340     $   264,000    $  (247,000)(b)         $65,340
Interest-bearing Deposits..........................       75,097              --             --              75,097
Securities.........................................      170,593              --             --             170,593
Mortgage-backed Securities.........................      942,722              --       (200,000)(c)         742,722
Loans Receivable, Net..............................    1,872,542         630,000(a)(c)  (12,000)(d)       2,490,542
Accrued Interest Receivable........................       21,631           5,000             --              26,631
Premises and Equipment, Net........................       36,212           5,000          4,000 (e)          45,212
Segregated Assets, Net.............................      116,365              --             --             116,365
Foreclosed Properties, Net.........................       18,801              --                             18,801
Core Deposit Intangible............................        4,916              --         42,000 (f)          46,916
Prepaid Expenses and Other Assets..................       25,713                                             25,713
                                                     -----------     -----------    ------------        -----------
   TOTAL ASSETS....................................  $ 3,332,932     $   904,000    $  (413,000)         $3,823,932
                                                     ===========     ===========    ============         ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits...........................................  $ 2,431,068     $   900,000(a) $  (223,000)(b)      $3,108,068
Federal Home Loan Bank Advances....................      545,415              --       (220,000)(c)         325,415
Other Borrowings...................................      130,094              --             --             130,094
Advance Payments by Borrowers for Taxes
  and Insurance....................................        8,765           2,000             --              10,765
Accrued Expenses and Other Liabilities.............       44,977           2,000          3,000 (g)          49,977
                                                     -----------     -----------    -----------         -----------
   Total Liabilities...............................    3,160,319         904,000       (440,000)          3,624,319

SHAREHOLDERS' EQUITY...............................      172,613              --         27,000 (h)         199,613
                                                     -----------     -----------    -----------         -----------
   TOTAL LIABILITIES AND SHAREHOLDERS'
    EQUITY.........................................  $ 3,332,932     $   904,000    $  (413,000)         $3,823,932
                                                     ===========     ===========    ============         ==========

The Pro Forma Combined Statement of Condition does not include results of operations subsequent to September 30, 1995, which are expected to increase shareholders' equity.

The Pro Forma Combined Statement of Condition has not been adjusted to reflect any of the improvements in operating efficiencies that Webster anticipates may occur in the future due to the Shawmut Transaction.

See footnotes on following page.


Pro Forma Combined Selected Significant Statistical Data

                                                                      Pro Forma
At September 30, 1995 (Unaudited)                       Webster        Combined

Book value per common share...........................   $22.86        $23.09

Tangible book value per common share..................   $22.14        $17.16(i)

Common shares outstanding (000's).....................    6,800         7,900

Shareholders' equity to total assets..................     5.18%         5.22%

Nonaccrual assets to total assets.....................     1.73%         1.51%

Allowance for loan losses to nonaccrual loans.........   112.94%       126.15%

Allowances for nonaccrual assets to nonaccrual assets.    75.94%        84.60%

Notes to Pro Forma Combined Statement of Condition

(a) The weighted average interest rates at September 30, 1995 for the loans to be acquired and deposits to be assumed in the Shawmut Transaction were 8.37% and 2.80%, respectively.

(b) As part of the Shawmut Transaction, Webster will exchange two of its Fairfield County branch banking offices (the "Branch Exchange"), the effect of which is expected to reduce cash and deposits by approximately $173 million. The weighted average interest rate at September 30, 1995 of the deposits being exchanged is 4.93%. Included below is a summary of the projected effect on cash of the Branch Exchange, the effect of adjustments to cash for estimated run-off of assumed deposits of $50 million and the acquired loan repayments and prepayments of principal balances of $15 million. Such deposit run-off is projected from October 1, 1995 to the expected date of the Shawmut Transaction closing. The amounts reflected as loan repayments and prepayments of principal are primarily estimates of such activity from October 1, 1995 to the expected date of the Shawmut Transaction closing. The remaining $39 million of other cash reductions represents the estimated net impact of the Shawmut Transaction, the Offering and other adjustments as described in footnote (c) below.

                                                             (In thousands)

           Branch Exchange...................................  $(173,000)
           Projected deposit run-off.........................    (50,000)
                                                               ----------
             Total cash adjustments related to deposits......   (223,000)
                                                               ----------
           Projected loan repayments and prepayments.........     15,000
           Other cash reductions ............................    (39,000)
                                                               ----------
             Total net cash adjustments .....................  $(247,000)
                                                               ==========

(c) Webster expects to sell approximately $200 million of available for sale mortgage-backed securities with a weighted average interest rate at September 30, 1995 of approximately 6.61% and use excess cash to payoff approximately $220 million of outstanding FHL Bank advances with a weighted average interest rate at September 30, 1995 of approximately 6.20%. Such transactions will assist Webster Bank to continue as a "well-capitalized" bank for regulatory capital ratio purposes following the Shawmut Transaction and the Offering. See footnote (h) below as to the Offering. Also, see "CAPITAL RATIOS" elsewhere in this Prospectus.

(d) Purchase accounting and other adjustments related to the acquired loan portfolio reflect loan loss allowances, projected repayments and prepayments of principal balances offset by mark to market premium adjustments.

(e) The stated book value of premises and equipment acquired estimated at $5.0 million approximates market value. Webster expects to purchase approximately $4 million of additional data processing and other equipment.

(f) Represents a tax deductible core deposit intangible estimated at approximately $42 million based on $850 million of deposit liabilities assumed (after the projected deposit run-off).

(g) Includes estimated transaction costs of approximately $3 million (principally financial advisory and other professional fees).

(h) Webster expects to raise approximately $27 million in net shareholders' equity through the sale of approximately 1.1 million additional shares of Common Stock in the Offering. There can be no assurance that the Offering will be consummated or as to the number of shares to be issued or the price per share.


                                                                (In thousands)

          Estimated common equity raised.......................  $   29,000
          Estimated expenses (including underwriting discount)
           related to the sale of common equity................      (2,000)
                                                                ------------
            Estimated net proceeds from the sale of
             common equity.....................................  $   27,000
                                                                ============

(i) On a pro forma combined basis, the tangible book value per share is computed by subtracting the tax deductible core deposit intangible estimated at approximately $46.9 million (including $4.9 million prior to the Shawmut Transaction) from common shareholders' equity estimated at approximately $182.4 million, divided by the shares of Common Stock outstanding estimated at approximately 7.9 million shares.

Pro Forma Combined Summary

         After giving effect to the Shawmut Transaction: Webster at September 30, 1995 would have pro forma combined total assets of approximately $3.8 billion. Webster's net loans receivable would increase as of that date from $1.9 billion to approximately $2.5 billion on a pro forma combined basis; the weighted average interest rate of Webster's total interest-earning assets of 7.50% at September 30, 1995 would increase to approximately 7.74% on a pro forma combined basis; total deposits at September 30, 1995 would increase from $2.4 billion to approximately $3.1 billion on a pro forma combined basis; the weighted average interest rate of Webster's total interest-bearing liabilities of 4.60% at September 30, 1995 would decrease to approximately 4.07% on a pro forma combined basis; and the weighted average interest rate spread of 2.90% at September 30, 1995 would increase to approximately 3.67% on a pro forma combined basis. The assets being acquired and the liabilities being assumed in the Shawmut Transaction will be the amounts outstanding at the date of consummation of the Shawmut Transaction. The amounts and weighted average interest rates will change from the September 30, 1995 amounts and weighted average interest rates shown above due to interest-rate repricing, principal repayments and prepayments and other changes in balances of the assets being acquired and the liabilities being assumed.

                          DESCRIPTION OF CAPITAL STOCK

Common Stock

         Webster is authorized to issue 14,000,000 shares of Common Stock (par value $.01 per share), of which 6,807,198 shares (excluding Treasury Stock) were issued and outstanding as of November 1, 1995. As of November 1, 1995, there were outstanding options for 583,259 shares of Common Stock held by directors, officers and employees of Webster. After giving effect to the conversion of the outstanding Series B Stock into 986,062 shares of Common Stock as described below and the exercise of outstanding stock options, there would be a total of 8,376,519 shares of Common Stock (excluding Treasury Stock) then outstanding. See "CAPITALIZATION" as to the number of shares of Common Stock to be outstanding after giving effect to the Offering. Each share of Common Stock has the same relative rights and is identical in all respects to each other share of the Common Stock. The Common Stock is non-withdrawable capital, is not of an insurable type and is not insured by the FDIC or any other governmental entity.

         Holders of the Common Stock are entitled to one vote per share on each matter properly submitted to shareholders for their vote, including the election of directors. Holders of the Common Stock do not have the right to cumulate their votes for the election of directors, and they have no pre-emptive or conversion rights with respect to any shares that may be issued. The Common Stock is not subject to additional calls or assessments by Webster, and all shares of the Common Stock currently outstanding are fully paid and nonassessable.

         Holders of the Common Stock are entitled to receive dividends when and as declared by the Board of Directors out of funds legally available for distribution. No cash dividends or other distributions may be declared or paid on the Common Stock, however, unless all accumulated dividends have been paid concurrently on the Series B Stock. In addition, as described below, the indenture for the Senior Notes places certain restrictions on Webster's ability to pay cash dividends on the Common Stock. See "DESCRIPTION OF CAPITAL STOCK -- Senior Notes."

         In the unlikely event of any liquidation or dissolution of Webster, the holders of the Common Stock would be entitled to receive (after payment or provision for payment of all debts and liabilities of Webster and after payment of the liquidation preferences of all outstanding shares of preferred stock) all remaining assets of Webster available for distribution, in cash or in kind.

         The transfer agent and registrar for the Common Stock is Chemical Mellon Shareholders Services, L.L.C., Securityholder Relations, P.O. Box 24935, Church Street Station, New York, New York 10249.

Series B Stock

         Webster's Certificate of Incorporation authorizes the Board of Directors, without further stockholder approval, to issue up to 3,000,000 shares of serial preferred stock for any proper corporate purpose. In approving any issuance of serial preferred stock, the Board of Directors has broad authority to determine the rights and preferences of the serial preferred stock, which may be issued in one or more series. These rights and preferences may include voting, dividend, conversion and liquidation rights that may be senior to the Common Stock.

         Of the 3,000,000 authorized shares of serial preferred stock, 171,869 shares of Series B Stock are currently outstanding. The Series B Stock ranks prior to the Common Stock with respect to dividends and amounts distributable upon liquidation. The Series B Stock is entitled to receive, when declared by the Board of Directors out of funds of Webster legally available therefor, cumulative quarterly cash dividends at an annual rate of 7 1/2%. Unless full cumulative dividends on the Series B Stock have been paid, dividends (other than in Common Stock) may not be paid or declared upon the Common Stock. Upon any liquidation of Webster, the holders of the Series B Stock will be entitled to receive out of the assets of Webster available for distribution to its shareholders before any distribution is made to holders of the Common Stock an amount equal to $100 per share, plus an amount equal to all dividends accumulated and unpaid on the Series B Stock to the date of final distribution.

         Except as indicated below or as required by law, holders of the Series B Stock have no voting rights. If at any time six quarterly dividends payable on the Series B Stock are accumulated and unpaid, the number of directors of Webster is required to be increased by two and the holders of all the Series B Stock, voting as a single class, will be entitled to elect the additional two directors until all dividends accumulated on the Series B Stock have been paid in full. In addition, without the vote or consent of the holders of at least two-thirds of the Series B Stock then outstanding, Webster may not (i) amend, alter or repeal any of the provisions of its Certificate of Incorporation or Certificate of Designation so as to affect adversely the preferences or powers of the Series B Stock, (ii) authorize any reclassification of the Series B Stock, or (iii) issue any shares of any class or series of stock of Webster ranking prior to the shares of the Series B Stock as to dividends or upon liquidation, or reclassify any authorized stock of Webster into any such prior shares or issue any obligation or security convertible into or evidencing the right to purchase any such prior shares. Accordingly, the voting rights of the holders of Series B Stock could under certain circumstances operate to restrict the flexibility that Webster would otherwise have in connection with any future issuances of equity securities or changes to its capital structure.

         The Series B Stock is not subject to any mandatory redemption at the election of the holder or sinking fund provision. The Series B Stock may be redeemed for cash at the option of Webster, in whole or in part, at any time on or after January 15, 1997, at the applicable redemption price, plus accumulated and unpaid dividends. The redemption price initially will be $104.50 per share effective as of January 15, 1997 and will decline to $100.00 after January 15, 2003. Holders of Series B Stock have the right, at their option, at any time to convert the Series B Stock into a number of fully paid and nonassessable shares of Common Stock equal to $100.00 for each share surrendered for conversion divided by the conversion price, subject to certain exceptions following a notice of redemption by Webster. The current conversion price per share of Series B Stock is $17.43 (equivalent to 5.74 shares of Common Stock per share of Series B Stock), as adjusted for the 10% stock dividend issued to shareholders of record on June 4, 1993. Such conversion price is subject to further adjustment upon certain events. If the actual price of the shares of Common Stock sold in the Offering is less than the average of the last reported sales prices per share for the ten consecutive trading days preceding the date of issuance of such Common Stock, the conversion price for the Series B Stock will be subject to further adjustment.

Senior Notes

         The Senior Notes were issued by Webster in an aggregate principal amount of $40,000,000 pursuant to an Indenture (the "Indenture"), dated as of June 15, 1993, between Webster and Chemical Bank, as trustee (the "Trustee"). Certain provisions of the Indenture are summarized below because of their impact on the Common Stock. The Senior Notes bear interest at the annual rate of 8 3/4%, payable semi-annually on each June 30 and December 30 until maturity on June 30, 2000. The Senior Notes are unsecured general obligations of Webster only and not of its subsidiaries. The Senior Notes may not be redeemed by
Webster  prior  to  maturity.   This  provision  is  not  expected  to  have  an
anti-takeover effect, since the Notes would be assumed by any acquiror of Webster. The Indenture contains covenants that limit Webster's ability at the holding company level to incur additional Funded Indebtedness (as defined below), to make Restricted Distributions (as defined below), to engage in certain dispositions affecting Webster Bank or its voting stock, to create certain liens upon Webster's assets at the holding company level (including a negative pledge clause), and to engage in mergers, consolidations, or sale of substantially all of Webster's assets unless certain conditions are satisfied. The Indenture also requires that Webster maintain a specified level of liquid assets at the holding company level.

         Restrictions on Additional Indebtedness. The Indenture limits the amount of Funded Indebtedness which Webster may incur or guarantee at the holding company level. Funded Indebtedness includes any obligation of Webster with a maturity in excess of one year for borrowed money, for the deferred purchase price of property or services, for capital lease payments, or related to the guarantee of such obligations. Webster may not incur or guarantee any Funded Indebtedness if, immediately after giving effect thereto, the amount of Funded Indebtedness of Webster at the holding company level, including the Senior Notes, would be greater than 90% of Webster's consolidated net worth. As of September 30, 1995, Webster's consolidated net worth was $172.6 million and it had $43.1 million of Funded Indebtedness.

         Restricted Distributions. Under the Indenture, Webster may not, directly or indirectly, make any Restricted Distribution (as defined below), except in capital stock of Webster, if, at the time or after giving effect thereto: (a) an event of default shall have occurred and be continuing under the Indenture; (b) Webster Bank would fail to meet any of the applicable minimum capital requirements under OTS regulations; (c) Webster would fail to maintain sufficient liquid assets to comply with the terms of the covenant described under "Liquidity Maintenance" below; or (d) the aggregate amount of all Restricted Distributions subsequent to March 31, 1993 would exceed the sum of (i) $5 million, plus (ii) 75% of Webster's aggregate consolidated net income (or if such aggregate consolidated net income would be a deficit, minus 100% of such deficit) accrued on a cumulative basis in the period commencing on March 31, 1993 and ending on the last day of the fiscal quarter immediately preceding the date of the Restricted Distribution, and plus (iii) 100% of the net proceeds received by Webster from any capital stock issued by Webster (other than to a subsidiary) subsequent to March 31, 1993. As of September 30, 1995, Webster had the ability to pay $57.2 million in Restricted Distributions. Such amount will be increased by the amount of net proceeds raised by Webster in the Offering.

         Restricted Distribution means: (a) any dividend, distribution or other payment (except for dividends, distributions or payments payable in capital stock or dividends on the Series B Stock) on the capital stock of Webster or any subsidiary (other than a wholly owned subsidiary); (b) any payment to purchase, redeem, acquire or retire any capital stock of Webster (other than the Series A Stock, which was previously redeemed), the capital stock of any subsidiary
(other than a wholly owned subsidiary); and (c) any payment by Webster of principal (whether a prepayment, redemption or at maturity) of, or to acquire, any indebtedness for borrowed money issued or guaranteed by Webster (other than the Senior Notes or pursuant to a guarantee by Webster of any borrowing by any ESOP established by Webster or a wholly owned subsidiary), except that any such payment of principal of, or to acquire, any such indebtedness for borrowed money that is not subordinated to the Senior Notes will not constitute a Restricted Distribution, if such indebtedness was issued or guaranteed by Webster at a time when the Senior Notes were rated in the same or higher rating category as the rating assigned to the Senior Notes by Standard & Poor's Ratings Group ("S&P") at the time the Senior Notes were issued.

         Liquidity Maintenance. The Indenture requires that Webster maintain at all times, on an unconsolidated basis, liquid assets in an amount equal to or greater than 150% of the aggregate interest expense on the Senior Notes and all other indebtedness for borrowed money of Webster for 12 full calendar months immediately following each determination date under the Indenture, provided that Webster will not be required to maintain such liquid assets once the Senior Notes have been rated "BBB-" or higher by S&P for six calendar months and remain rated in such category.

Provisions Affecting Rights of Shareholders

         General. Certain provisions included in Webster's Certificate of Incorporation and Bylaws may serve to entrench current management and to prevent a change in control of Webster even if desired by a majority of shareholders. These provisions are desired to encourage potential acquirers to negotiate directly with the Board of Directors of Webster and to discourage other takeover attempts. The following discussion is a general summary of certain provisions of Webster's Certificate of Incorporation and Bylaws, and certain other regulatory provisions that may be deemed to have an "anti-takeover" effect. The description is necessarily general and, with respect to provisions contained in Webster's Certificate of Incorporation and Bylaws, reference should be made to the document in question, each of which is an exhibit to Webster's registration statement. In addition, see "THE SHAWMUT TRANSACTION -- The Standstill Agreement."

         Directors. Certain provisions of Webster's Certificate of Incorporation and Bylaws will impede changes in majority control of Webster's Board of Directors. The Certificate of Incorporation provides that the Board of Directors will be divided into three classes, with directors in each class elected for three-year staggered terms. Thus, assuming nine directors, as is currently the case, it would take two annual elections to replace a majority of the board. The Bylaws provide that the size of the Board of Directors, within the 7-to-15 range specified in the Certificate of Incorporation, may be increased or decreased only by a two-thirds vote of the board and by a vote of two-thirds of the shares eligible to be voted at a duly constituted meeting of shareholders called for such purpose. The Certificate of Incorporation provides that a vacancy occurring in the Board of Directors, including a vacancy created by any increase in the number of directors, may be filled for the remainder of the unexpired term by a majority vote of the directors then in office. Finally, the Bylaws impose certain restrictions on the nomination by shareholders of candidates for election to the Board of Directors or the proposal by shareholders of business to be acted upon at an annual meeting of shareholders.

         The Certificate of Incorporation provides that a director may be removed only for cause and then only by the affirmative vote of two-thirds of the total shares eligible to vote at a duly constituted meeting of the shareholders called expressly for that purpose. The Certificate of Incorporation also provides that 30 days' written notice must be provided to any director or directors whose removal is to be considered at a shareholders' meeting called for such purpose. See "THE SHAWMUT TRANSACTION -- The Standstill Agreement" as to the agreement by Fleet to vote all shares of Common Stock of Webster owned by Fleet or its affiliates, as determined by the Board of Directors of Webster, for a period of five years after the issuance of the Warrant. The Standstill Agreement also contains limitations on the sale of shares of Common Stock of Webster acquired upon exercise of the Warrant.

         Call of Special Meetings. The Corporation's Certificate of Incorporation contains a provision which provides that a special meeting of shareholders may be called at any time but only by the chairman of the board or the president of the corporation or by the Board of Directors. Shareholders are not authorized to call a special meeting.

         Cumulative Voting. The Certificate of Incorporation denies cumulative voting rights in the election of directors.

         Authorization of Serial Preferred Stock. The Certificate of Incorporation authorizes 3,000,000 shares of serial preferred stock, $.01 par value, of which only 171,869 shares of Series B Stock are outstanding. See "DESCRIPTION OF CAPITAL STOCK -- Series B Stock." Webster is authorized to issue serial preferred stock from time-to-time in one or more series subject to applicable provisions of law. Webster's Board of Directors, without stockholder approval, is authorized to fix the designations, powers, preferences, and relative, participating, optional and other special rights of such shares, including voting rights (which could be multiple or as a separate class) and conversion rights, that could adversely affect the voting power of the holders of its Common Stock. In the event of a proposed merger, tender offer or other attempt to gain control of Webster of which management does not approve, it might be possible for the Board of Directors to authorize the issuance of a series of serial preferred stock with rights and preferences that could impede the completion of such a transaction. The Board of Directors could also issue a series of serial preferred stock that may have the effect of deterring a future takeover attempt.

         Approval of Acquisitions of Control. The Certificate of Incorporation prohibits any person (whether an individual, company or group acting in concert) from acquiring beneficial ownership of 10% or more of Webster's voting stock, unless the acquisition has received the prior approvals of two-thirds of Webster's outstanding voting shares and of all required federal regulatory authorities. Furthermore, no person may make an offer to acquire 10% or more of Webster's voting stock without obtaining prior approval of the offer by a two-thirds vote of Webster's Board of Directors or, alternatively, before the offer is made, obtaining approval of the acquisition from the OTS. These provisions do not apply to the purchase of shares by underwriters in connection with a public offering, and the provisions remain effective only so long as Webster Bank is a majority-owned subsidiary of Webster. Shares acquired in excess of these limitations are not entitled to vote or take other shareholder action or be counted in determining the total number of outstanding shares of voting stock in connection with any matter involving shareholder action. These excess shares are also subject to transfer to a trustee, selected by Webster, for the sale on the open market or otherwise, with the expenses of the trustee to be paid out of the proceeds of such sale. These limitations on offers and purchases do not apply to Webster Bank's ESOP or other employee benefits plans. See "THE SHAWMUT TRANSACTION --The Standstill Agreement" as to the voting of shares of Common Stock of Webster owned by Fleet or its affiliates, as determined by the Board of Directors of Webster.

         Federal law provides that, subject to certain exemptions, no person acting directly or indirectly or through or in concert with one or more other persons may acquire "control" of an insured institution (such as Webster Bank) without giving at least 60 days' prior written notice providing specified information to the institution's primary federal regulator, which is the OTS. "Control" is defined for this purpose as the power, directly or indirectly, to direct the management or policies of an insured institution or to vote 25 percent or more of any class of voting securities of an insured institution. Control is presumed to exist where the acquiring party has voting control of at least 10 percent of any class of the institution's voting securities and the acquiring party is subject to a "control factor" as defined in the Rules and Regulation of the OTS. The OTS may prohibit the acquisition of control if it finds among other things that (i) the acquisition would result in a monopoly or substantially lessen competition; (ii) the financial condition of the acquiring person might jeopardize the financial stability of the institution; or (iii) the competence, experience or integrity of any acquiring person or any of the proposed management personnel indicates that it would not be in the interest of the depositors or the public to permit the acquisition of control by such person.

         Connecticut banking statutes prohibit any person from offering to acquire or acquiring voting stock of a federal savings bank having its principal office in Connecticut (such as Webster Bank) or a holding company of such an entity (such as Webster), that would result in such person becoming, directly or indirectly, the beneficial owner of more than 10% of any class of voting stock of such savings bank unless such person had previously filed an acquisition statement with the Commissioner and such offer or acquisition has not been disapproved by the Commissioner.

         Regulations adopted by the Commissioner also place certain restrictions on the ability of any person to acquire more than 10 percent of any class of equity securities of Webster. No person, acting singly or together with any associate or group of persons acting in concert, for a period of three years following the date of the Bristol acquisition (until March 3, 1997) shall directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10 percent of any class of equity securities of Webster without the prior written approval of the Commissioner. The foregoing restriction will not apply to Webster's Series B Stock, so long as six or more quarterly dividends are not accumulated and unpaid so as to entitle such preferred shareholders to elect two members of the Board of Directors of Webster. Where any person, directly or indirectly, acquires the beneficial ownership of more than 10 percent of any such class of equity securities of Webster without the prior written approval of the Commissioner, the securities beneficially owned by such person in excess of 10 percent shall not be counted as shares entitled to vote and shall not be voted by any person or counted as voting shares in connection with any matter submitted to the shareholders for a vote. The foregoing provisions will not apply to the acquisition of beneficial ownership by one or more employee benefit plans of Webster provided that the plan or plans do not have beneficial ownership in an aggregate of more than 25 percent of any class of any equity security of Webster.

         Procedures for Certain Business Combinations. The Certificate of Incorporation requires that certain business combinations between Webster (or any majority-owned subsidiary thereof) and a 10% or more stockholder or its affiliates (collectively, the "Interested Shareholder") either (i) be approved by at least 80% of the total number of outstanding voting shares of Webster, or
(ii) either be approved by two-thirds of Webster's continuing Board of Directors (persons serving prior to the 10% shareholder becoming such) or involve consideration per share generally equal to that paid by the 10% shareholder when it acquired its block of stock. The types of business combinations with an Interested Shareholder covered by this provision include: mergers, consolidations, stock exchanges; a sale, lease, exchange, mortgage, pledge or other transfer of assets other than in the usual and regular course of business; an issuance by Webster of its equity securities having a market value in excess of 5% of aggregate market value of its outstanding shares; the adoption of any plan of liquidation of Webster or any subsidiary proposed by an Interested Shareholder; and any reclassification of securities or recapitalization of Webster which has the effect of increasing the proportionate equity ownership interest of the Interested Shareholder.

         Anti-Greenmail. The Certificate of Incorporation requires approval by a majority of the outstanding voting stock before Webster may directly or indirectly purchase or otherwise acquire any voting stock beneficially owned by a holder of 5% or more of Webster's voting stock, if such holder has owned the shares for less than two years. Any shares beneficially held by such person would be excluded in calculating majority stockholder approval. This provision would not apply to a pro rata offer made by Webster to all of its shareholders in compliance with the Exchange Act and the rules and regulations thereunder or a purchase of voting stock by Webster if the Board of Directors has determined that the purchase price per share does not exceed the fair market value of such voting stock.

         Criteria for Evaluating Offers. The Certificate of Incorporation provides that the Board of Directors, when evaluating any acquisition offers, shall give due consideration to all relevant factors, including, without limitation, the economic effects of acceptance of the offer on depositors, borrowers and employees of Webster Bank and on the communities in which Webster Bank operates or is located, as well as on the ability of Webster Bank to fulfill the objectives of an insured institution under applicable federal statutes and regulations.

         Amendment to Certificate of Incorporation and Bylaws. Amendments to the Certificate of Incorporation must be approved by a two-thirds vote of Webster's Board of Directors and also by a majority of the outstanding shares of Webster's voting stock, provided, however, that approval by two-thirds of the outstanding voting stock is generally required for certain provisions. In addition, the provisions regarding certain business combinations may be amended only by the same "80%" stockholder vote required to approve a business combination with a 10% stockholder.

         The Bylaws may be amended by a two-thirds vote of the Board of Directors or a two-thirds vote of the total shares eligible to be voted at a duly constituted meeting of shareholders.

         Delaware Takeover Statute. Section 203 of the Delaware General Corporation Law (the "Delaware Takeover Statute") applies to Delaware corporations with a class of voting stock listed on a national securities exchange, authorized for quotation on an inter-dealer quotation system, or held of record by 2,000 or more persons, and restricts transactions which may be entered into by such a corporation and certain of its shareholders. The Delaware Takeover Statute provides, in essence, that a shareholder acquiring more than 15% of the outstanding voting shares of a corporation subject to the statute (an "Interested Person") but less than 85% of such shares may not engage in certain "Business Combinations" with the corporation for a period of three years subsequent to the date on which the shareholder became an Interested Person unless (i) prior to such date the corporation's Board of Directors approved either the Business Combination or the transaction in which the shareholder became an Interested Person or (ii) the Business Combination is approved by the corporation's Board of Directors and authorized by a vote of at least two-thirds of the outstanding voting stock of the corporation not owned by the Interested Person.

         The Delaware Takeover Statute defines the term "Business Combination" to encompass a wide variety of transactions with or caused by an Interested Person in which the Interested Person receives or could receive a benefit on other than a pro rata basis with other shareholders, including mergers, certain asset sales, certain issuances of additional shares to the Interested Person, transactions with the corporation which increase the proportionate interest of the Interested Person or transactions in which the Interested Person receives certain other benefits.

                                  UNDERWRITING

         Subject to the terms and conditions set forth in the Purchase Agreement, Webster has agreed to sell to each of the Underwriters named below, and each of the Underwriters, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as representative (the "Representative"), has severally agreed to purchase, the number of shares of Common Stock set forth opposite its name below. The Underwriters are committed to purchase all of such shares if any are purchased. Under certain circumstances, the commitments of non-defaulting Underwriters may be increased as set forth in the Purchase Agreement.

          Underwriter                                       Number of Shares
          -----------                                       ----------------
Merrill Lynch, Pierce, Fenner & Smith
         Incorporated












                                                               ---------
            Total                                              1,100,000
                                                               =========

         The Representative has advised Webster that the Underwriters propose initially to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess of $_____ per share. The Underwriters may allow, and such dealers may reallow, a discount not in excess of $_____ per share on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

         Webster has granted the Underwriters an option, exercisable for 30 days after the date of this Prospectus, to purchase up to an additional 165,000 shares of Common Stock to cover over-allotments, if any, at the public offering price less the underwriting discount. If the Underwriters exercise this option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof which the number of shares of Common Stock purchased by it shown in the foregoing table is of the 1,100,000 shares of Common Stock initially offered hereby.

         Webster has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

         Webster has agreed that it will not, with certain exceptions, offer, sell or otherwise dispose of any shares of Common Stock for 45 days from the date of this Prospectus without the prior written consent of the Underwriters. This prohibition will not affect shares of Common Stock issued by Webster pursuant to employee or director benefit plans, the dividend reinvestment plan, an acquisition, the conversion or exercise of securities convertible into or exercisable for Common Stock of Webster, or the Warrant.

         In connection with this Offering, certain Underwriters (and selling group members, if any) may engage in passive market making transactions in the Common Stock on NASDAQ in accordance with Rule 10b-6A under the

Exchange Act. Rule 10b-6A permits, upon satisfaction of certain conditions, underwriters and selling group members participating in a distribution that are also NASDAQ market makers in the security being distributed to engage in limited market making transactions during the period when Rule 10b-6 under the Exchange Act would otherwise prohibit such activity. Rule 10b-6A prohibits underwriters and selling group members engaged in passive market making, generally, from entering a bid or effecting a purchase at a price that exceeds the highest bid for those securities displayed on NASDAQ by a market maker that is not participating in the distribution. Under Rule 10b-6A, each underwriter or selling group member engaged in passive market making is subject to a daily net purchase limitation equal to 30% of such entity's average daily trading volume during the two full consecutive calendar months immediately preceding the date of the filing of the registration statement under the Securities Act pertaining to the security to be distributed.

         Merrill Lynch, Pierce, Fenner & Smith Incorporated renders various financial advisory services to Webster from time to time, including services in connection with the Shawmut Transaction.

                                  LEGAL MATTERS

         Hogan & Hartson L.L.P., Washington, D.C., counsel to Webster, will render an opinion as to the legality of the shares of the Common Stock being offered hereby. Certain legal matters will be passed upon for the Underwriters by Brown & Wood, New York, New York.

                                     EXPERTS

         The consolidated financial statements of Webster at December 31, 1994 and 1993, and for each of the three years in the period ended December 31, 1994, incorporated by reference into this Prospectus, have been so incorporated in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing in the incorporated materials and given upon the authority of that firm as experts in accounting and auditing. The report refers to the fact that Webster adopted the provisions of the Financial Accounting Standards Board's Statements of Financial Accounting Standards No. 109 "Accounting for Income Taxes" and No. 115 "Accounting for Certain Debt and Equity Securities" in 1993.

         The financial statements of Shelton at June 30, 1995 and 1994, and for each of the three years in the period ended June 30, 1995, incorporated by reference in this Prospectus, have been so incorporated in reliance upon the report of Coopers & Lybrand L.L.P., independent public accountants, appearing in the incorporated materials and given on the authority of that firm as experts in accounting and auditing. The report refers to the fact that Shelton changed its methods of accounting for investments and income taxes during the fiscal year ended June 30, 1994.

                                                                      Appendix A

Description of Graphic Material

         A map of the State of Connecticut is included as a part of the Prospectus. Each branch of Webster Bank is represented on the map as a dot; the 20 branches to be acquired in the Shawmut Transaction are represented by a dot with a circle surrounding it; and the two branches of Webster Bank being transferred to Shawmut are each represented by a dot surrounded by a box.

      No dealer, salesman or other individual has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus in connection with the offer made by this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by Webster or the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than those specifically offered hereby or of any securities offered hereby in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of Webster since the date hereof or that the information included or incorporated by reference herein is correct as of any time subsequent to its date.

                              --------------------






                                TABLE OF CONTENTS

                                                   Page

  Map...........................................    2
  Available Information.........................    3
  Incorporation of Certain Documents by
    Reference...................................    3
  Prospectus Summary............................    4
  Risk Factors..................................   10
  Webster.......................................   12
  Completed Acquisitions........................   13
  The Shawmut Transaction.......................   15
  Use of Proceeds...............................   20
  Capitalization................................   21
  Capital Ratios................................   22
  Market Prices and Dividends...................   23
  Pro Forma Combined Financial Information......   25
  Description of Capital Stock..................   29
  Underwriting..................................   35
  Legal Matters.................................   36
  Experts ......................................   36



                                1,100,000 Shares

                                     Webster
                                    Financial
                                        Corporation





                                  Common Stock

                              --------------------

                                   PROSPECTUS

                              --------------------





                               Merrill Lynch & Co.

                             ___________ ___, 199__

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

         The following expenses are expected to be incurred in connection with the issuance and sale of the securities being registered:

          Securities and Exchange Commission registration fee...... $   11,260
          NASD filing fee..........................................      3,765
          Printing and mailing expenses............................
          Legal fees and expenses..................................
          Accounting fees and expenses.............................
          Blue sky fees and expenses...............................
          Regulatory filing fees...................................
          Miscellaneous expenses...................................  ----------

          Total.................................................... $
                                                                     ==========


Item 15. Indemnification of Directors and Officers.

         Section 145 of the Delaware General Corporation Law sets forth certain circumstances under which directors, officers, employees and agents may be indemnified against liability that they may incur in their capacity as such.
Section 145 of the Delaware  General  Corporation Law, which is filed as Exhibit
99.1 to this Registration Statement, is incorporated herein by reference.

         Article Nine of the Registrant's Bylaws, entitled "Indemnification," provides for indemnification of the Registrant's directors, officers, employees and agents under certain circumstances. Article Nine of the Registrant's Bylaws, which are filed as Exhibit 4.4 to this Registration Statement, is incorporated herein by reference.

         The Registrant also has the power to purchase and maintain insurance on behalf of its directors and officers. The Registrant has in effect a policy of liability insurance covering its directors and officers, the effect of which is to reimburse the directors and officers of the Registrant against certain damages and expenses resulting from certain claims made against them caused by their negligent act, error or omission.

         The foregoing indemnity and insurance provisions have the effect of reducing directors' and officers' exposure to personal liability for actions taken in connection with their respective positions.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a

                                      11-1
court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Item 16. Exhibits.

         The following exhibits are filed herewith as part of this Registration Statement or incorporated herein by reference.

 Exhibit No.                                Exhibit
 ----------                                ---------

   1* Form of Purchase Agreement among the Registrant and the Underwriters.

   2.1 Purchase and Assumption Agreement, between the Registrant and Shawmut Bank Connecticut, National Corporation, dated as of October 1, 1995 (incorporated herein by reference to the Registrant's Current Report on Form 8-K filed on October 1,
                   1995).

   2.2 Agreement and Plan of Merger dated June 20, 1995, as amended, among the Registrant, Webster Acquisition Corp. and Shelton Bancorp, Inc., including exhibits A through G thereto
                   (incorporated herein by reference to Exhibit 2 to the Registrant's Current Report on Form 8-K/A filed on July 27,
                   1995).

   4.1 Restated Certificate of Incorporation of Registrant (incorporated herein by reference to Exhibit 3(a) to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1986).

   4.2 Certificate of Amendment of Restated Certificate of Incorporation (incorporated herein by reference to Exhibit
                   4.2 to the Registrant's Registration Statement on Form S-2, Registration No. 33-54980, filed on November 25, 1992).

   4.3 Certificate of Designation for the Series B 7 1/2% Cumulative Convertible Preferred Stock (incorporated herein by reference to Exhibit 4.4 to the Registrant's Registration Statement on Form S-2, Registration No. 33-54980, filed on November 25,
                   1992).

   4.4 Bylaws of the Registrant, as amended to date (incorporated herein by reference to Exhibit 3.5 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1994).

   4.5 Form of Stock Certificate for Common Stock (incorporated herein by reference to Exhibit 4(b) to the Registrant's Registration Statement on Form S-1, Registration No. 33-8675, filed on September 11, 1986).

   5* Opinion of Hogan & Hartson L.L.P. regarding legality of securities being registered.

   23.1            Consent of Hogan & Hartson  L.L.P.  (included  in Exhibit 5).

   23.2            Consent of KPMG Peat  Marwick  LLP.

   23.3            Consent of  Coopers & Lybrand  L.L.P.

   24 Power of Attorney (filed as part of the signature page to the Registration Statement).

   99.1 Section 145 of the Delaware General Corporation Law (incorporated herein by reference to Exhibit 28.1 to the Registrant's Registration Statement on Form S-2, Registration No. 33-54980, filed on November 25, 1992).

____________________________
*To be filed by Pre-Effective Amendment.

Item 17. Undertakings.

         The undersigned Registrant hereby undertakes:

         (1) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (2) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

         (4) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                               SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Waterbury, State of Connecticut, on the 1st day of November, 1995.

                                                 WEBSTER FINANCIAL CORPORATION


                                                 By:  /s/ James C. Smith
                                                     -----------------------
                                                     James C. Smith
                                                     Chairman, President and
                                                     Chief Executive Officer


         KNOW ALL MEN BY THESE PRESENTS, that each person who signature appears below, hereby constitutes and appoints James C. Smith, Lee A. Gagnon and John V. Brennan, or any of them, his attorneys-in-fact and agents, with full power of substitution and resubstitution for him or her in any and all capacities, to sign any or all amendments or post-effective amendments to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith or in connection with the registration of the Common Stock under the Securities Exchange Act of 1934, with the Securities and Exchange Commission, granting unto each of such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary in connection with such matters as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of such attorneys-in-fact and agents or his/her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the undersigned in the capacities indicated on the 1st day of November, 1995.

Signature                                        Title
---------                                        -----


/s/ James C. Smith
--------------------                      Chairman, President, Chief Executive
James C. Smith                              Officer and Director
                                          (Principal Executive Officer)

/s/ John V. Brennan
--------------------                      Executive Vice President, Chief
John V. Brennan                           Financial Officer and Treasurer
                                          (Principal Financial Officer)

/s/ Peter J. Swiatek
--------------------                      Controller
Peter J. Swiatek                          (Principal Accounting Officer)

Signature                                        Title




/s/ Joel S. Becker                               Director
----------------------------
Joel S. Becker



/s/ O. Joseph Bizzozero, Jr.                     Director
----------------------------
O. Joseph Bizzozero, Jr.



/s/ Robert A. Finkenzeller                       Director
-----------------------------
Robert A. Finkenzeller



/s/ Walter R. Griffin                            Director
-----------------------------
Walter R. Griffin



/s/ J. Gregory Hickey                            Director
-----------------------------
J. Gregory Hickey



/s/ C. Michael Jacobi                            Director
-----------------------------
C. Michael Jacobi



/s/ Harold W. Smith                              Director
-----------------------------
Harold W. Smith



-----------------------------                    Director
Sr. Marguerite Waite, C.S.J.

                                  EXHIBIT INDEX


   Exhibit No.                                Exhibit
 -------------                               ---------

   1* Form of Purchase Agreement among the Registrant and the Underwriters.

   2.1 Purchase and Assumption Agreement, between the Registrant and Shawmut Bank Connecticut, National Corporation, dated as of October 1, 1995 (incorporated herein by reference to the Registrant's Current Report on Form 8-K filed on October 1,
                   1995).

   2.2 Agreement and Plan of Merger dated June 20, 1995, as amended, among the Registrant, Webster Acquisition Corp. and Shelton Bancorp, Inc., including exhibits A through G thereto
                   (incorporated herein by reference to Exhibit 2 to the Registrant's Current Report on Form 8-K/A filed on July 27,
                   1995).

   4.1 Restated Certificate of Incorporation of Registrant (incorporated herein by reference to Exhibit 3(a) to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1986).

   4.2 Certificate of Amendment of Restated Certificate of Incorporation (incorporated herein by reference to Exhibit
                   4.2 to the Registrant's Registration Statement on Form S-2, Registration No. 33-54980, filed on November 25, 1992).

   4.3 Certificate of Designation for the Series B 7 1/2% Cumulative Convertible Preferred Stock (incorporated herein by reference to Exhibit 4.4 to the Registrant's Registration Statement on Form S-2, Registration No. 33-54980, filed on November 25,
                   1992).

   4.4 Bylaws of the Registrant, as amended to date (incorporated herein by reference to Exhibit 3.5 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1994).

   4.5 Form of Stock Certificate for Common Stock (incorporated herein by reference to Exhibit 4(b) to the Registrant's Registration Statement on Form S-1, Registration No. 33-8675, filed on September 11, 1986).

   5* Opinion of Hogan & Hartson L.L.P. regarding legality of securities being registered.

   23.1            Consent of Hogan & Hartson L.L.P. (included in Exhibit 5).

   23.2            Consent of KPMG Peat Marwick LLP.

   23.3            Consent of Coopers & Lybrand L.L.P.

   24 Power of Attorney (filed as part of the signature page to the Registration Statement).

   99.1 Section 145 of the Delaware General Corporation Law (incorporated herein by reference to Exhibit 28.1 to the Registrant's Registration Statement on Form S-2, Registration No. 33-54980, filed on November 25, 1992).

 _________________________________________
* To be  filed  by Pre-Effective Amendment.

                         CONSENT OF INDEPENDENT AUDITORS




The Board of Directors
Webster Financial Corporation


         We consent to the use of our report incorporated herein by reference and to the reference to our Firm under the heading "Experts" in the prospectus.





/s/ KPMG PEAT MARWICK LLP




Hartford, Connecticut
November 3, 1995

                       CONSENT OF INDEPENDENT ACCOUNTANTS


         We consent to the incorporation by reference in this registration statement on Form S-3 of Webster Financial Corporation of our report dated July 24, 1995 on our audit of the consolidated financial statements of Shelton Bancorp, Inc. ("Shelton"), which report is included in Shelton's 1995 annual report on Form 10-K. We also consent to the reference to our firm under the caption "Experts."





                                             /s/ COOPERS & LYBRAND L.L.P.

Hartford, Connecticut
November 1, 1995